UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13a-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL 2003


                           SEAT PAGINE GIALLE S.P.A.
                (Translation of registrant's name into English)

                    VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

     The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

     The New SEAT Pagine Gialle securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. New SEAT Pagine Gialle ordinary shares and New SEAT Pagine Gialle savings shares are intended to be made available within the United States in connection with the spin-off pursuant to an exemption from the registration requirements of the Securities Act.



     Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

     Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

     o SEAT's ability to obtain its shareholders' consent to the proposed spin-off;

     o SEAT's ability to implement its business plan with respect to its remaining businesses, including asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

     o SEAT's ability to make any profits from the remaining business for the next two years at least;

     o SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

     o    SEAT's ability to implement successfully its Internet strategy;

     o New SEAT Pagine Gialle's ability to list the ordinary shares and savings shares on the Mercato Telematico of Borsa Italiana S.p.A.;

     o New SEAT Pagine Gialle's ability to continue the successful operation of the spun-off businesses and to successfully integrate businesses that were recently acquired by SEAT Pagine Gialle;

     o New SEAT Pagine Gialle's ability to achieve the expected return on investments and capital expenditures SEAT Pagine Gialle has made that are now being spun-off to New SEAT Pagine Gialle;

     o New SEAT Pagine Gialle's ability to implement successfully its strategic plan;

     o the continuing impact of increased competition, including the entry of new competitors;

     o the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

     o    the continuing impact of rapid changes in technologies.

     The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Neither SEAT and New SEAT Pagine Gialle undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

In connection with the plan to spin-off certain assets of SEAT Pagine Gialle S.p.A. ("SEAT" or the "Company effecting the Spin-off") comprising the Directories business segment, the Directory Assistance segment and parts of the Business Information segment to a newly formed company (the "Spun-Off Company"), SEAT has filed with the CONSOB and the Borsa Italiana S.p.A. a documento informativo ("Information Document") which describes the transaction (the "Spin-Off") and provides certain pro-forma financial information for the Company effecting the Spin-off and the Spun-off Company.

The Information Document contains information that was previously furnished to the SEC on Form 6-K on April 9, 2003 ("6-K April 9") and April 25, 2003 ("6-K April 25"), respectively. In instances where the information has already been provided in either the 6-K April 9 or the 6-K April 25 this 6-K will refer to one of the two documents.

1. Chapter one of the Information Document contains the risks associated with the Spin-off Plan for the Company effecting the Spin-off and the Spun-off Company.

The following is a translation of chapter one.

"1.1 Risks or uncertainties regarding the activities of the Company effecting the Spin-off resulting from the act of spin-off

1.1.a Introduction

The business segments to be transferred to the Spun-off Company are comprised mainly of: the Directories segment, which sells advertising space and distributes paper and online directories and other communication products aimed at small and medium enterprises; the Directory Assistance segment, providing telephone information and call center services; the Business Information segment (excluding the stake in Databank S.p.A.); as well as the stakes relating to the above mentioned business segments; all as described more fully in Annex C to the Spin-off Plan (the "Business Segments).
The effectiveness of the spin-off is conditioned upon the ordinary and savings shares of the Spun-off Company being accepted for listing on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana S.p.A. pursuant to Section 2.1.2.3 below.
The operation will enable two independent companies to be established, each focussing on its own business.
In this new frame of reference, the Company effecting the Spin-off - which, from the effective date of the Spin-off, will assume the name of Telecom Italia Media S.p.A. - being separated from the activities connected with the key research market and Directories, will concentrate on the Internet and media activities, acquiring its own particular identity and strengthening its potential as an experienced publishing centre that can be completely integrated into the multi-media and multiple platform strategy of the group concerned. For the prospects of the Company effecting the Spin-off, please refer to what is set out in paragraph 2.3.2.b of this Information Document.

1.1.b De Agostini litigation

The on-going litigation with the De Agostini Group relates to the Internet segment and as such will remain with the Company effecting the Spin-off after the Spin-off. The litigation is described on page 68 of the Management Report in the draft Annual Report the year ending as of 31 December 2002 filed in accordance with Italian law, reference to which is made in this document. In particular as the arbitration procedure is still at a preliminary stage, no reliable prediction can be made as to the outcome, even though management of the Company effecting the Spin-off takes a reasonable position and has legal arguments to prevail (based mainly on its ability to rely on a material adverse change clause in the purchase agreement in that following the execution of the purchase agreement changes in circumstances occurred that were not foreseeable at the time the agreement was entered into).

It should be noted that at the present time the De Agostini Group has quantified its demand for damages in the arbitration procedure at approximately EUR 730 million.

1.1.c Cecchi Gori litigation
The on-going litigation with the Cecchi Gori Group involves the Internet and Media segment, which will remain with the Company effecting the Spin-off after the Spin-off. The dispute is described on page 68 of the Management Report of the draft Annual Report for the year ending 31 December 2002 deposited according to the law, reference to which is made in this document. In particular it can be stated that at as of the date of this Information Document there is nothing to cause the Company effecting the Spin-off to change its assessment of the level of risk regarding this dispute, which is considered to be slight.

It should be noted that at the present time the Cecchi Gori Group has quantified its demands for damages in the pending dispute at about Euro 390 million.

1.1.d Joint and Several Liability

Pursuant to Italian law, the Company effecting the Spin-off will have joint and several liability with the Spun-off Company, within the limits of the former shareholders' equity, for the liabilities of the Company effecting the Spin-off assumed by the Spun-off Company as a result of the Spin-off. These liabilities relate to the Business Segments that will be transferred to the Spun-off Company.

In any event, there are no such liabilities arising from the Spin-off known to the Company effecting the Spin-off that could have a material adverse effect on its operations or financial conditions.

1.2 Risks involving the Spun-off Company arising out of the act of spin-off. 1.2.a Joint and Separate Liability. Compensation

Pursuant to Italian law, the Spun-off Company will have joint and several liability with the Company effecting the Spin-off, within the limits of the former shareholders' equity, for the liabilities of the Company effecting the Spin-off directly including the Internet segment and media that will remain with the Company effecting the Spin-off.

As a result, with regard to the material legal proceedings described in paragraphs 1.1.b and c above, the Spun-off Company could be the subject of actions brought by the respective plaintiffs in the event of judgements in their favor in the proceedings and the failure on the part of the Company effecting the Spin-off discharge those judgements, without prejudice to the right of the Spun-off Company to seek indemnification from the Company effecting the Spin-off.

1.2.b Total take-over bid for Telegate

Pursuant to applicable regulations the Spin-off could in itself give rise to an obligation on the part of the Spun-off Company to make a mandatory tender offer suited to the instigation of a commitment for a total take-over bid for the German subsidiary Telegate AG that it does not already own (with the consequent need for the Spun-off Company to make use of resources to meet this commitment). However, it is possible to ask the regulatory authorities for exemption from this commitment, to the extent that the transaction concerned is an intra-group transaction. The above-mentioned exemption request will be presented to the appropriate authorities within the prescribed times.

1.2.c Commitments to acquire TDL Infomedia Ltd shares

With regard to the commitments entered into in connection with the acquisition of TDL Infomedia Ltd towards the management who are shareholders of the company which is explained in more detail in Appendix C of the Spin-off Plan ("Asset elements making up the business complex subject to the transfer by spin-off").

1.2.d Securitization Transaction Law 130/99
In consideration of the funding agreement (hereafter the "Funding Agreement") in place between the Company effecting the Spin-off and Seat Pagine Gialle Finance S.r.l., which is related to the securitization transaction carried out by the latter company in accordance with the Italian securitization law 130/99, the Company effecting the Spin-off intends to formulate the request for authorisation by Seat

Pagine Gialle Finance S.r.l. also for the purposes of going ahead with the Spin-off, with regard to which the possibility of a guarantee being constituted in favour of the creditor is not ruled out at the present time. Although at the moment there are no reasonable reasons for this request not to be met, any refusal of authorisation could involve the pursuit of the expected compensation for the amounts still due according to the Funding Agreement as well as the payment of any additional charges.

In any event there are no such liabilities arising from the Spin-off currently known to the Spun-off Company that could have a material adverse effect on its operations or financial conditions.

* * *

No potential conflicts of interest are known at the present time with regard to the Companies involved in the act of Spin-off."

2. Information on the Spin-off:

This chapter describes the procedures and the conditions of the transaction and the companies to be involved in the spin-off.

The information on the Company effecting the Spin-off and the Spun-Off Company, the information on the terms, conditions and type of spin-off is substantially the same as the information given in sections 1 and 2 of the Spin-off Plan contained in the 6-K April 9.

Changes in the by-laws: The changes in the bylaws were explained in detail in the call for the shareholders meeting contained in the 6-K April 25.

Allocation of shares: See section 4 of the Spin-off Plan contained in the 6-K April 9.

Effectiveness Date of the Spin-off: See section 5 of the Spin-off plan in the 6-K April 9.

Description of ordinary and savings shares: The Information Document states that the rights and characteristics of the ordinary and the savings shares of the Spun-off Company will not, as a result of the Spin-off, change compared to the current rights and characteristics of the ordinary shares and savings shares of the Company effecting the Spin-off.

Effective Date: See section of the Report of the Board of Directors ("Report") contained in the 6-K April 9.

Taxation: The Information Document describes in great detail the Italian tax consequences of the spin-off and its impact on Italian shareholders.

The following is a translation of chapters 4, 5 and 6 of the Information
Document:

"4. FINANCIAL STATEMENTS OF THE ISSUER

Introduction

This section contains the post Spin-Off pro-forma consolidated financial statements for the year ended at 31st December 2002 of the Company effecting the Spin-Off, which give effect to show the consequences of the Spin-Off involving the transfer of the Business Segment to the Spun-Off Company as if the Spin-Off had occurred on 15th January 2002.

After the Spin-Off, the Company effecting the Spin-Off will control the whole of Tin.it's business and the holdings in H.M.C. S.p.A., including TV Internazionale S.p.A. (La 7), MTV Italia S.r.l., Matrix S.p.A, Gruppo Buffetti S.p.A. and its subsidiaries, Giallo Professional Publishing S.p.A. and its subsidiaries, Giallo Voice S.p.A. and its subsidiaries, Databank S.p.A. and its subsidiaries, and Cipi S.p.A..

These pro-forma consolidated financial statements have been drafted on the basis of the following principles:

(i) Two business segments have been identified within the Company effecting the Spin-Off,

(ii) The Income Statement and Balance Sheet items of the corporate division have been apportioned as appropriate,

(iii) Holdings in subsidiaries have been assigned to either of the assets of the two companies.

These pro-forma consolidated financial statements have been drafted taking as a starting point the consolidated financial statements of the Company effecting the Spin-Off for the year ended 31st December 2002 as approved by the Board of Directors in their resolution dated 11th March 2003, which determined the division of all Income Statement and Balance Sheet items between the assets of the two companies.

The identification and allocation of financial items was relatively straightforward, as the Company effecting the Spin-Off's financial statements already had separate Income Statements and Balance Sheets for the Directories Italia, Directory Assistance, Tin.it and Corporate Division. General operating costs have been allocated to the Corporate Division.

Accordingly, the only Division shared by both companies, as to which an allocation of financial items between the two companies had to be made, was to process the Corporate Division, i.e. its operating costs, financial assets and liabilities and financial investments.

These pro-forma consolidated financial statements have been presented in the same format as the other public financial reports previously released by the Group in Italy or under Italian GAAP.

The attached tables show the pro-forma consolidated Balance Sheet, the pro-forma consolidated Income Statement and the pro-forma consolidated Cash Flow Statement.

In accordance with Consob's guidelines DEM/1052803 of 5th July 2001, the historical consolidated financial statements were modified, where necessary, in order to reflect the main effects of the Spin-Off.

The consolidated Balance Sheet shows the pro-forma position at 31st December 2002, which reflects the apportionment of assets and liabilities between the Company effecting the Spin-Off and the Spun-Off Company as at such date, but does not show the consequences of any pro-forma adjustments on the Income Statement net operating result.

The Income Statement therefore shows the pro-forma consolidated results and the business segment's performance as if the Spin-Off had occurred on 1st January 2002.

The pro-forma consolidated financial statements reflect the situation after the above-mentioned apportionment of the Company effecting the Spin-Off's Income Statement and Balance Sheet items and the reclassification of the consolidated items.

Previously, some Income Statement and Balance Sheet items pertaining to the different entities making up the Company effecting the Spin-Off and the Spun-Off Company were not shown in the financial statements. In view of the allocation of the above entities between the two companies, these items are now shown in these post spin-off pro-forma consolidated financial statements. Accordingly, revenue and costs have changed, but the final result is unchanged.

The purpose of these pro-forma consolidated financial statements, the assumptions on which they are based and the pro-forma adjustments made to historical data are described in detail under paragraph 4.3 below. For further information on the accounting principles used in drafting the historical consolidated financial statements of the Company effecting the Spin-Off, please refer to the Notes to the Consolidated Financial Statements.

Because the pro-forma consolidated financial statements and the historical accounting records have been drafted for different purposes and because different calculation methods have been used to assess the accounting impact of the pro-forma adjustments made, the pro-forma Balance Sheet and Income Statement must be read and construed separately and independently from each other, in accordance with the above-mentioned Consob guidelines.

In order to correctly interpret the information provided by the consolidated pro-forma financial statements, the following points should be kept in mind:

(i) Because these pro-forma financial statements are based on a set of assumptions, even if the Spin-Off had taken place on the reference dates shown in the pro-forma financial statements rather than on the effective date, the historical results might not necessarily match the pro-forma data;

(ii) The consolidated pro-forma data does not reflect future trends because they are designed to reflect only the isolated and measurable impacts of the Spin-Off, without taking into account potential consequences of policy changes and operating decisions by the management.

4.1  Pro-forma Consolidated financial statements  at 31st December 2002

4.1.1 Pro-forma Consolidated Balance Sheet at 31st December 2002


                                                        Consolidated   Consolidated                     Consolidated
                                          Consolidated      Seat PG        Telecom                    Telecom Italia
                                               Seat PG    (Spun-Off         Italia       Pro-forma             Media
(in 000 Euro)                             Pre spin-off     Company)          Media     Adjustments         pro-forma
----------------------------------------- ------------- -------------- -------------- --------------- ---------------
A. Fixed assets                              1,802,498    1,332,514        469,984                           469,984
   intangibles                               1,647,989    1,264,860        383,129                           383,129

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
   Fixed assets                                116,458       53,922         62,536                            62,536

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
   Long-Term investments:
    - Equity investments                        23,223        9,078         14,145                            14,145

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
    - Other                                     14,828        4,654         10,174                            10,174

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
B. Working capital                             507,356      444,064         63,292                            63,292
   Inventories                                  45,526        8,716         36,810                            36,810

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
   Trade accounts receiv.                      942,815    707,943 (*)    248,131 (*)                         248,131

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
   Other receivables                           402,864    291,849 (*)    115,825 (*)                         115,825

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
   Trade accounts payable                    (421,988)  (232,102) (*)  (204,996) (*)                       (204,996)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
   Funds for risks and charges               (159,002)    (112,658)       (46,344)                          (46,344)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
   Other liabilities                         (302,859)      (219,684)   (86,134) (*)                        (86,134)
                                                                  (*)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
C. Reserve for employee termination           (55,116)     (32,413)       (22,703)                          (22,703)
   indemnities

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
D. Net invested capital                      2,254,738    1,744,165        510,573                           510,573

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
                                             1,564,512    1,023,430        541,082                           541,082
E.1    Group Shareholders equity
E.2    Net third party shareholders             10,608        3,903          6,705                             6,705
       equity

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
E. Total shareholders equity                 1,575,120    1,027,333        547,787                           547,787

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
                                               421,738      416,000          5,738                             5,738
F. Long/medium-term financial debt

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
                                               257,880      300,832       (42,952)                          (42,952)
G. Short-term financial debt (Income)

   Short-term liabilities                      923,451      881,364         42,564                            42,564

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
   Short-Term accounts Receivables and       (658,438)    (572,267)       (86,642)                          (86,642)
     Financial Receiv.

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
   Net accrued income and deferred             (7,133)      (8,265)          1,126                             1,126
   expenses

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
H. Net financial debt                          679,618      716,832       (37,214)                          (37,214)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
I. Total                                     2,254,738    1,744,165        510,573                           510,573

(*) The assets and liabilities of the Company effecting the Spin-Off and of the Spun-Off Company shown in the second and third columns are inclusive of amounts relating to intercompany sales between some divisions controlled by the Company effecting the Spin-Off and by the Spun-Off Company which were not shown in SEAT's pre spin-off consolidated financial statements. These are now shown in detail under paragraph 4.3.d below.

4.1.2 Pro-forma Consolidated Income Statement at 31st December 2002



(in 000 Euro)                             Consolidated  Consolidated   Consolidated      Pro-forma      Consolidated
                                                            Seat PG        Telecom                    Telecom Italia
                                               Seat PG    (Spun-Off         Italia                             Media
                                          Pre spin-off     Company)          Media     Adjustments         pro-forma

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
SALES AND SERVICES REVENUES                  1,990,974  1,444,689 (*)    577,368 (*)                         577.368
Changes in inventories of
Work-in-progress, semi-finished and
finished goods                                   1,531          344          1,187                             1.187

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Increases for capitalised internal               6,973       3,314(*)      2,984 (*)                           2.984
Construction costs

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Operating grants                                   180            8            172                               172

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
VALUE OF "CORE" PRODUCTION                   1,999,658  1,448,355 (*)    581,711 (*)                         581.711
Consumables and external services(1)       (1,046,633)  (583,214) (*)  (493,351) (*)                       (493.351)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Personnel costs1)                            (360,049)  (243,793) (*)  (116,236) (*)                       (116.236)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Gross operating spread                         592,976      621,348       (27,876)                          (27.876)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
% revenues                                        29.8    (1,999,0)          (1.9)                             (4,8)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Depreciation                                 (101,953)     (42,697)       (59,256)                          (59.256)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Other adjustment writedowns                   (56,757)     (40,687)       (16,070)                          (16.070)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Writedowns for risks and charges              (24,870)     (21,370)        (3,500)                           (3.500)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Other income/charges                               346    (1,052) (*)        902 (*)                             902

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
OPERATING RESULT PRE NON-RECURRING             409,742      515,542      (105,800)                         (105.800)
DEPRECIATION CHARGES

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
% revenues                                        20,6         35.7         (18.3)                            (18,3)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Amortisation of goodwill and                 (177,609)    (129,995)       (47,614)                          (47.614)
consolidation adjustments

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
OPERATING RESULT                               232,133      385,547      (153,414)                         (153.414)
% revenues                                        11.7         26.7         (26.6)                            (26,6)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Fin. income/charges                           (90,766)     (91,061)            295           (3.377)         (3.082)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Adjustments to financial assets               (11,964)      (5,516)        (6,448)                           (6.448)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
EARNINGS BEFORE EXTRAORDINARY INCOME
AND TAX                                        129,403      288,970      (159,567)           (3.377)       (162.944)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Extraordinary income/charges                 (152,652)    (131,265)       (21,387)                          (21.387)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
PRE TAX PROFIT                                (23,249)      157,705      (180,954)           (3.377)       (184.331)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Income taxes                                  (17.999)      (8,088)        (9,911)               (2)         (9.911)

INCOME (LOSS) BEFORE MINORITY INTERESTS       (41,248)      149,617      (190,865)           (3.377)       (194.242)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
Income (loss) of minority interests             55,063       13,087         41,976                            41.976

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
NET INCOME (LOSS)                               13,815      162,704      (148,889)           (3.377)       (152.266)

----------------------------------------- ------------- -------------- -------------- --------------- ---------------
% revenues                                         0.7         11.3         (25.8)                            (26,4)
----------------------------------------- ------------- -------------- -------------- --------------- ---------------

(1) Decreased by costs covered
(2) It was decided not to record deferred tax credits due to the Company effecting the Spin-Off because these were recovered by the Spun-Off Company as at 31.12.2002


(*) Revenue and production costs of the Company effecting the Spin-Off and of the Spun-Off Company shown in the second and third columns are inclusive of amounts relating to intercompany sales between some divisions belonging to the Company effecting the Spin-Off and by the Spun-Off Company, which were not shown in SEAT Group's pre spin-off consolidated financial statements. The values relating to the Company effecting the Spin-Off are inclusive of EUR 30.0 million revenues which were not shown before, of which EUR 28.3 million relates to Directories Italia Division, which has been allocated to the Spun-Off Company. The values relating to the Spun-Off Company are inclusive of EUR 30 million external consumption and service costs not shown before, of which EUR 16.5 million relates to Cipi S.p.A. and EUR 8.4 million to Matrix S.p.A..

4.1.3 Pro-forma Consolidated Cash Flow Statement at 31st December 2002


                                                                                    Consolidated  Consolid.               Telecom
                                                                      Consolidated    Seat PG     Telecom                 Italia
                                                                        Seat PG      (Spun-off    Italia    Pro-forma    Media
(In 000 Euro)                                                         Pre spin-off   Company)     Media      Adjusts.   pro-forma
-------------                                                         ------------   --------     -----      --------   ---------
A. Net initial (pro-forma) financial debt                              (922,004)     (872,696)    (49,308)               (49,308)
B. Cash flow from operating activities
   Operating result                                                     (41,248)      149,617    (190,865)    (3,377)   (194,242)
   Amortization                                                         279,562       172,692     106,870                106,870
   (Gains)/losses from liquidation of fixed assets                       16,835         8,767       8,068                  8,068
   (Revalutation)/devaluation of fixed assets                            71,320        56,817      14,503                 14,503
   Changes in working capital (*)                                      (167,540)     (105,604)    (61,936)               (61,936)
   Net changes in severance pay fund                                      3,063         3,141         (78)                   (78)
   Area changes, FX movements and other changes                          80,342        41,799      38,543                 38,543
                                                                        242,334       327,229     (84,895)    (3,377)    (88,272)
C. Cashflow from investments
   Investments in fixed assets
     - Intangible                                                        (93,488)     (46,606)    (46,882)               (46,882)
       - Goodwill                                                        (40,384)     (25,524)    (14,860)               (14,860)
       - Other investmts.                                                (53,104)     (21,082)    (32,022)               (32,022)
     - Tangible                                                          (27,799)     (13,182)    (14,617)               (14,617)
     - Financial                                                         (67,822)     (16,867)    (50,955)               (50,955)
   Realised gains on liquid. of fixed assets                             122,221       58,995      63,226                 63,226
                                                                         (66,888)     (17,660)    (49,228)               (49,228)
D. Cashflow from other investments
   Shareholders' contributions to consolid. subsid.                       68,845                   68,845                 68,845
E. Distributed dividends                                                  (1,905)         (22)     (1,883)                (1,883)
F. Operating cashflow                                       (B+C+D+E)    242,386      309,547     (67,161)    (3,377)    (70,538)
G. Pro-forma adjustments not shown in net result
     at 1st January 2002                                          (G)                (153,683)    153,683                153,683
H. Pro-forma adjustments not shown in net result
     at 31st December 2002                                        (H)                                          3,377       3,377
I. Final net financial debt                                 (A+F+G+H)   (679,618)    (716,832)     37,214         (0)     37,214

(*) Discrepancies with the reclassified Balance Sheet are due to changes in the calculation of working capital relating to contributions of external shareholders in consolidated subsidiaries.

4.2. Breakdown of Pro-forma Adjustments at 31st December 2002

         -  Income Statement

a) EUR 3.6 million financial charges: this item relates to adjustments made to original financial charges in connection with cash flows over the period, as described under paragraph 4.3.b financial charges.

         -  Cash Flow Statement

         The Cash Flow Statement shows only the impact of the adjustment under the preceding paragraph on the Income Statement; any impacts on the Balance Sheet not shown as at 31st December 2002 are set out under line H.

         Line G shows the reconciliation adjustment between net initial and final financial positions and operating cash flow.

4.3. Notes to the Pro-forma Consolidated Financial Statements

4.3.a. Purpose of the Pro-forma Statements

These post spin-off pro-forma statements present the impact of the Spin-Off and identify the consolidated assets and liabilities and the consolidated profits and losses of the Company effecting the Spin-Off as if the Spin-Off had occurred on January 1, 2002.

4.3.b. Accounting criteria used in drafting of Consolidated Pro-forma Statements

The consolidated pro-forma financial statements of the Company effecting the Spin-Off are based on the pro-forma historical financial statements of the subsidiaries controlled by the Company effecting the Spin-Off and the definition of its new business segments. As specified above, the new independent consolidation process for the Company effecting the Spin-Off ("carve-out") has in some cases also re-defined the relationship between its subsidiaries and the subsidiaries of the Spun-Off Company. After the Spin-off and the consequent allocation of assets, the two companies are now regarded as separate and independent from each other. Therefore the pro-forma consolidated revenue statements must also include services rendered by subsidiaries of the Company effecting the Spin-Off to subsidiaries of the Spun-Off Company, while cost statements must also include costs for services rendered by subsidiaries of the Spun-Off Company. These changes are not pro-forma adjustments but are necessary to define the carve-out of the Company effecting the Spin-Off's group, and therefore have been included in the column of the post spin-off consolidated financial statements.

Taking as a starting point the consolidated financial statements of the Company effecting the Spin-Off, the following changes were made to the pro-forma financial statements:

1.       Financial Charges

The cash flow apportionment between the two groups shows that in FY2002 approximately EUR 67.1 million cash was spent by the Company effecting the Spin-Off's group, while the Spun-Off Company generated approximately EUR 309.5 million cash in the same period.

Opening balances have been calculated using the same allocation criteria used to calculate financial assets and liabilities at 1st January 2002 which were used at 31st December 2002. The reclassification of the opening balances of both groups' (Company effecting the Spin-Off and Spun-Off Company) financial positions and cash flows has underlined the need to further adjust financial income and charges following the pro-forma adjustments under letter "G" of the statement. These amendments involve the opening of a pro-forma credit facility between the Spun-Off Company and the Company effecting the Spin-Off.

2.       Income Tax

The post spin-off consolidated financial statements before the pro-forma adjustments (second and third columns in the table) do not show current and deferred income tax for the Spun-Off Company and the Spin-Off Company because, prior to the Spin-Off, the Company effecting the Spin-Off claimed tax credits on FY2002 losses made by the Business Segments which will remain with it after the Spin-Off. These losses arise, inter alia, from writedowns made in order to enjoy tax benefits pursuant to applicable tax laws. The losses made by the Business Segments which will be controlled by the Spun-Off Company have compensated the positive results of the assets of the Spin-Off Company. Had we shown tax due by the Spun-Off Company and by the Company effecting the Spin-Off individually, the Spun-Off Company's tax liabilities would have been EUR 104.3 million higher, while the Company effecting the Spin-Off's liabilities would have been EUR 104.3 million lower. We have chosen this particular approach for the calculation of pro-forma adjustments for the Company effecting the Spin-Off because it allows us to avoid showing deferred tax credits in the pro-forma statement.

4.3.c. Post Spin-Off Consolidated Balance Sheet and Income Statement of the Company effecting the Spin-Off

     Consolidated Balance Sheet

Annex C to the Spin-Off Plan explains the criteria for the allocation of total assets and liabilities to the Company effecting the Spin-Off, as well as the principles used in the apportionment of the Corporate Division's assets and liabilities.

Based on the consolidated Balance Sheet at 31st December 2002, we have drafted the pro-forma balance sheet of the Company effecting the Spin-Off in accordance with the above criteria and identified the assets and liabilities of the Business Segments to be allocated to the Spun-Off Company.

Subsequently, we drafted the consolidated pro-forma balance sheet of the Company effecting the Spin-Off in accordance with accepted consolidation procedures. No further changes were made to the original statements.

o        - Consolidated Income Statement

First we identified the Company effecting the Spin-Off's revenues and costs to be transferred to the Spun-Off Company based on their previous allocation to the spun-off Business Segments. Subsequently, we fully consolidated the Income Statements of the subsidiaries of the Company effecting the Spin-Off.

The apportionment of total costs to the assets divided between the two companies was relatively straightforward, because the Company effecting the Spin-Off's financial statements already show separate revenues and costs for each business segment. The Company effecting the Spin-Off's accounting structure is comprised of the following organizational divisions: Directories Italia, Directory Assistance, Tin.it and Corporate. Costs attributable to central corporate functions were allocated to the Corporate Division. Part of the Corporate Division and the whole of Tin.it Division were allocated to the Company effecting the Spin-Off. Only the Income Statement items of the Corporate Division, i.e. its operating costs, were apportioned between the two.

The functions of the Corporate Division of the Company effecting the Spin-Off were apportioned between assets of the two companies in order to make their operations fully independent from each other. Subsequently, the structural and operating costs necessary to ensure the desired operational levels were transferred to the Company effecting the Spin-Off. Structural costs were allocated based on management and staffing levels. When appropriate, the main benchmark used in the apportionment of production costs (software maintenance costs, communication costs, rent, transport costs and car leases) has been the number of employees of the Company effecting the Spin-Off. Most expenses in connection with the operation of the Company effecting the Spin-Off have been allocated to the Company effecting the Spin-Off (Board of Directors, Internal and External Auditors, management of financial assets). Other costs were split between the assets of the two companies according to their nature (i.e. advisors' fees, other services and sundry costs).

Financial income and charges of the Company effecting the Spin-Off have been recorded in accordance with the original evaluation of the holdings in the subsidiaries to be transferred to the Company effecting the Spin-Off (as indicated in Annex C to the Spin-Off Plan) although on a consolidated level external financial income and charges relating to these subsidiaries are included.

As has already been said, the apportionment of cash flow to the two groups arising from the Spin-Off shows that during FY2002 approximately EUR 67.1 million cash was spent by the group controlled by the Company effecting the Spin-Off, while the group controlled by the Spun-Off Company generated approximately EUR 309.5 million cash.

The financial income of the Company effecting the Spin-Off must therefore be adjusted in order to reflect the cash spend as shown in the financial statement. Pro-forma interest paid was calculated based on the average 2002 Euribor rate of 3.52%, plus 0.875% charged by the Company effecting the Spin-Off in connection with the above mentioned pro-forma credit facility.

Adjustments to financial assets, as well as extraordinary income and losses, refer exclusively to holdings in companies transferred to the new consolidated Business Segment.

The pro-forma consolidated Income Statement was subsequently drafted in accordance with the consolidation procedures. Revenue and costs were increased by the amount of intercompany sales made by companies which will be transferred to the Spun-Off Company' Business Segment, which previously were not shown in the consolidated financial statements.

The consolidated pro-forma statements do not comprise income and costs arising from intercompany transactions, i.e. transactions between the Company effecting the Spin-Off and the Spun-Off Company following the Spin-Off. In addition, there may be other income or costs relating to the transferred Business Segments which have not been recorded in the pro-forma consolidated financial statements because they are deemed not relevant.

4.3.d. Breakdown of the Pro-forma Consolidated Balance Sheet and Income Statement of the Company effecting the Spin-Off

Intangible Fixed Assets

At 31st December 2002 Intangible Fixed Assets were EUR 383.1 million. These refer mainly to the consolidation balance of EUR 232.4 million representing the difference between the purchase value of the fully consolidated holdings and the value of their net equity share at the time of purchase (EUR 166.7 million for Gruppo H.M.C. and EUR 25.8 million for Gruppo Buffetti).

Goodwill (EUR 58.2 million) relates to losses arising from previous merger operations, mainly within the Internet segment (EUR 50.1 million).

The item concessions, licences, trademarks and other rights is comprised of EUR
26.0 million in respect of Buffetti trademarks and EUR 12.7 million for purchase costs of TV frequencies.

(In 000 Euro)                                                                                       At 31.12.2002

(in 000 Euro)                                                               Cost      Amortization     Net Value
-------------                                                               ----      ------------     ---------
Start-up and expansion costs                                              23,172         (21,601)         1,571
R&D and advertising costs                                                  5,114          (4,791)           323
Industrial Patents and Intellectual Property Rights                       45,901         (24,326)        21,575
Concessions, licences, trademarks and similar rights                      94,791         (53,713)        41,078
Goodwill                                                                  92,831         (34,582)        58,249
Consolidation adjustments                                                319,984         (87,556)       232,428
Work-in-progress and advances to suppliers                                12,997                         12,997
Other                                                                     24,573          (9,665)        14,908
Total Intangible Fixed Assets                                            619,363        (236,234)       383,129



Tangible Fixed Assets

Tangible Assets of EUR 62.5 million are mainly comprised of Plant and Machinery in the amount of EUR 26.9 million. Other Assets include EUR 25.5 million EDP Equipment and Systems.

                                                                                                    At 31.12.2002

(in 000 Euro)                                                Cost       Revaluations   Amortization     Net Value
-------------                                                ----       ------------   ------------     ---------
Land and buildings                                           3,991            8          (1,039)          2,960
- Land                                                          65            6                              71
- Resid. buildings                                             657                          (34)            623
- Industrial buildings                                       3,269            2          (1,005)          2,266
Plant and machinery                                         86,185          561         (59,860)         26,886
Industrial and commercial equipment                          3,204                       (1,893)          1,311
Other                                                      135,196            2        (105,624)         29,574
Construction-in-progress and Advances                        1,805                                        1,805
Total Tangible Fixed Assets                                230,381          571        (168,416)         62,536

Fixed Financial Assets

Fixed Financial Assets include EUR 14.1 million in respect of holdings in subsidiaries and EUR 10.2 million of long-term investments.

Holdings in affiliated companies have been evaluated using the net equity method. Equity investments in companies in liquidation and holdings in other companies have been recorded at cost.

(in 000 Euro)                                            at 31.12.2002
-------------                                            -------------
Non-Consolidated Subsidiaries                                       35
TIN WEB S.p.A. (in liquidation)
GIALLO VIAGGI.IT S.r.l. (in liquidation)                            10
DATABANK WETTBEWERBS -MARKT UND
FINANZANALYSE GmbH (in liquidation)                                 11
OR.MA.INFORMATICA S.r.l.                                             3
GIALLO MARKET S.r.l. (in liquidation)                                1
Affiliated Companies                                               988
ESRI ITALIA S.p.A.                                                 830
DISCOVERITALIA S.p.A.                                              140
L'UFFICIO MODERNO S.r.l.                                            16
CONSORZIO AIACE                                                      2
Other Companies                                                 13,122
TIGLIO I S.r.l.                                                 10,613
TWICE SIM S.p.A.                                                 1,694
IN.TEL.AUDIT S.c.a.r.l.                                            500
FACT BASED COMMUNICATION Ltd.                                      173
WEB MUSIC COMPANY S.p.A.                                            78
ELETTROCLICK S.p.A. (in liquidation)                                26
ITALBIZ.COM Inc.                                                    22
CONSORZIO EMITTENTI RADIOTELEVISIVE                                 16
Total Equity Investment                                         14,145


Long-term investments of EUR 10.2 million are comprised as follows:

(in 000 Euro)                                            at 31.12.2002
-------------                                            -------------
Accounts receivable from non-consolidated subsidiaries           3,771
GIALLO MARKET (in liquidation)                                   1,947
EMAX-TRADE S.p.A. (in liquidation)                               1,824
Accounts receivables from third parties                          6,384
- Receivables from IR for tax credits                            2,327
- Collateral and guarantees                                        842
- Loans to staff and agents                                         97
- Other loans                                                   39,599
- Depreciation Fund Accounts Receivable                       (36,481)
Total Long-Term Accounts Receivable                             10,155


  Other accounts receivable included EUR 35.5 million non-interest bearing loan to CG Group Fin.ma.vi S.p.A. as advance payment for the acquisition of HMC's TV assets. This loan has been fully written down.

  Inventories

  Inventories totalling EUR 36.8 million are comprised of:

 (in 000 Euro)                                            at 31.12.2002
 -------------                                            -------------
Raw materials, supplies and consumables                          1,473
Reserve for depreciation of raw materials, supplies
and consumables                                                   (95)
                                                                 1,378
Work-in-progress and semi-finished goods                         5,368
Reserve for depreciation of work-in-progress and
semi-finished goods                                              (300)
                                                                 5,068
Orders-in-progress                                               1,701
Finished goods                                                     338
Reserve for depreciation of finished goods                        (16)
                                                                   322
Merchandise                                                     31,616
Reserve for depreciation of merchandise                        (3,603)
                                                                28,013
Advances                                                           328
Total Inventories                                               36,810


  Goods to be resold are Gruppo Buffetti products (EUR 27.0 million), work-in-progress goods are Cipi products (EUR 5.1 million)

  Trade Accounts Receivables

(in 000 Euro)                                            at 31.12.2002
-------------                                            -------------
Trade Accounts receivables                                     210,996
Accounts receivable from non-consolidated subsidiaries           3,525
Accounts receivable from affiliated companies                      239
Accounts receivable from holding companies                      33,371
Total accounts receivable                                      248,131


  Trade accounts receivable for EUR 211.0 million are recorded net of the relevant EUR 25.8 million for loan loss writedowns.

  In addition, Trade accounts receivable include EUR 12.8 million to companies to be transferred to the Company effecting the Spin-Off previously not shown in the consolidated financial statements, amongst which there is a EUR 12.4 million loan to the Directories segment, which will be controlled by the Spun-Off Company.

  Other Assets

  Other Assets totalling EUR 115.8 million are comprised as follows:

(in 000 Euro)                                                           at 31.12.2002
-------------                                                           -------------
Sundry accounts receivables from non-consolidated                              821
subsidiaries
Sundry accounts receivables from affiliated companies
Sundry accounts receivables from holding companies                              29
Net accounts receivables from third parties                                111,631
Deferred tax assets                                             42,987
Receivables from internal tax authorities                       57,804
Accounts receivables from Agents                                 2,268
Other accounts receivables                                      32,947
Reserve for depreciation of other accounts receivables        (24,375)
Trade and other income and receivables                                       3,344

Total other assets                                                         115,825


  EUR 43.0 million Deferred tax assets are comprised of EUR 34.4 million receivables for advance tax payments allocated to the Company effecting the Spin-Off following the transfer of the assets to which they pertain. This amount also includes Deferred tax assets not linked to any specific balance sheet item which are mainly caused by previous losses, which have been allocated to the Spun-Off Company in accordance with the net equity quota apportioned to each company following the Spin-Off. The item is also inclusive of EUR 6.5 million Deferred tax assets relating to Gruppo Buffetti.

  EUR 57.8 million receivables from internal tax departments include EUR 27,5 million tax credits allocated to the Company effecting the Spin-Off based for its proportional net equity share. These credits relate mainly to excess advance tax payments made in previous years.

  Trade Accounts Payable

        (in 000 Euro)                                            at 31.12.2002
        -------------                                            -------------
        Trade accounts due to other lenders                            183,930
        Trade accounts due to non-consolidated subsidiaries                 40
        Trade accounts due to affiliated companies                         321
        Trade accounts due to holding companies                         20,705
        Total trade accounts payable                                   204,996


  Trade accounts due to other lenders include EUR 3.1 million trade accounts payable from the Spun-Off Company's Directories Italia Division, previously not shown in the consolidated financial statements.

  Trade Accounts due to the holding company Telecom Italia S.p.A. include EUR
  15.8 million network costs for Internet access charges.

  Total Funds for Risks and Charges

        (in 000 Euro)                                            at 31.12.2002
        -------------                                            -------------
        Reserve for employee termination indemnities and other             245
        liabilities
        Tax liabilities                                                  3,552
        Other:                                                          42,547
        - Sales agents' indemnities                                      1,006
        - Contractual risks and other charges                           33,475
        - Commercial risk                                                1,510
        - Risk and charges of subsidiaries                               6,556
        Total funds for risks and charges                               46,344


  EUR 33.5 Reserves for contractual risks and other charges include EUR 20.7 million extraordinary costs.

  Other Liabilities

(in 000 Euro)                                                      at 31.12.2002
-------------                                                      -------------
Other accounts payable to non-consolidated subsidiaries                 4,628
Other accounts payable to holding companies                            18,189
Other accounts payable                                                 51,777
Accounts payable to employees                            15,221
Taxes payable                                             9.660
Contributions payable to pensions                         7.579
Other liabilities                                        19,317
Accrued expenses and deferred income                                   11,540
Total other liabilities                                                86,134

  EUR 15.2 million accounts payable to employees relate to compensation accrued but not paid at the end of the financial year, which included performance and directors' bonuses.

  Net Financial Situation

  The breakdown of the EUR 37.2 million positive net financial debt balance as at 31st December 2002 is as follows: EUR 5.7 million medium and long-term loans, EUR 42.6 million short-term loans, EUR 86.6 million cash and financial loans and EUR 1.1 million accrued income and prepaid expenses.

     (in 000 Euro)                                              at 31.12.2002
     -------------                                              -------------
     Liabilities due to banks                                           5,548
     Liabilities due to other lenders                                     190
     Long/medium-term financial debt                                    5,738
     Liabilities due to banks                                          31,104
     Liabilities due to other lenders                                  11,460
     Short-term financial debt                                         42,564
     Liabilities to non-consolidated subsidiaries                       (689)
     Liabilities to holding companies                                   (389)
     Other liabilities                                                (7,162)
     Other short-term investment securities                             (499)
     Liquid assets                                                   (77,903)
     Liquid assets and short-term financial loans                    (86,642)
     Accrued financial income                                            (13)
     Prepaid financial expenses                                           (1)
     Accrued fin. expenses                                                191
     Deferred financial income                                            949
     Net financial income and expenses                                  1,126
     Net short-term financial debt (Income)                          (42,952)
     Net financial debt                                              (37,214)

4.4 Reconciliation between the Company effecting the Spin-Off's Net Consolidated Equity and Net Profit before the Spin-Off and its Net Pro-forma Consolidated Equity and Net Pro-forma Consolidated Profit after the Spin-Off .

                                                           Telecom Italia Media Share                   Minority Interests    Total
                                                           --------------------------                   ------------------    -----
(In 000 Euro)                                                                                Capital
                                                              Own     Operating                and    Operating
                                                  Capital   Reserves    Result     Total     Reserves  Results   Total
                                                  -------   --------    ------     -----     --------  -------   -----
SEAT PG SPA at 31 December 2002                   341,184  1,299,669  (151,946)  1,488,907                                1,488,907
Spun-Off company's shareholders
  net equity                                     (247,358)  (654,685) (178,907) (1,080,950)                              (1,080,950)
Telecom Italia Media at 31 December 2002           93,826    644,984  (330,853)    407,957                                  407,957
Operating result of consolidated
  subsidiaries'                                                        (76,165)    (76,165) (50,800)   (50,800)            (126,965)
Capital and reserves of consolidated
  subsidiaries                                               134,058   134,058      58,156   58,156                         192,214
Book value of consolidated subsidiaries                     (462,212)  288,993    (173,219) (19,752)    10,095   (9,657)   (182,876)
Liquidation of risk reserves on consolidated
holdings
Consolidation adjustments:
Gains on equity investments                                  277,456   (30,709)    246,747   10,276     (1,627)   8,649     255,396
Liquidation of dividends and other revenues                      905    (1,309)       (404)               (478)    (478)       (882)
Evaluation of holdings with net equity
Method                                                           955      (170)        785                                      785
Fluctuations and other changes                                     7     1,316       1,323                 835      835       2,158
Consolidated capital, reserves and
operating results at 31 December 2002
(after the spin-off                                93,826    596,153  (148,897)    541,082   48,680    (41,975)   6,705     547,787

(1) Number of shares for fully diluted scenario


4.5 Pro-forma Indicators per Share

                                                                                Company
                               SEAT's pre               Spun-Off               Effecting
                                Spin-Off               Company's             the Spin-Off                              Consolidated
                              Consolidated            Consolidated           Consolidated             Pro-Forma          Spun-Off
                                 Figures                Figures                 Figures              Adjustments          Company
                              ------------            ------------           ------------             ---------          --------
Figures per Share                                         (1)                     (1)                                       (1)
Number of shares             11,642,745,485           8,320,157,130          3,155,921,670                -           3,155,921,670
Unit value per share                   0.03                    0.03                   0.03                -                    0.03
(in euro)
Operating result per                  0.020                   0.046                (0.049)                -                 (0.049)
share
(in euro)
Earnings/loss per share               0.001                   0.020                (0.047)            0.001                 (0.048)
 (in euro)
Cash flow per share                   0.021                   0.037                (0.021)                -                 (0.022)
(in euro) for the year
Net group equity per                  0.134                   0.123                  0.171                -                   0.171
share (in euro)


4.6 Key Changes to "per share" Ratios following the Spin-Off (Spun-Off Company)

Per-share ratios at 31st December 2002 show that:

a) The Company effecting the Spin-Off's negative operating result and pro-forma net LPS (loss per share) against its corresponding consolidated historical figures arise from the negative net operating result and loss made by the assets which are to remain under the control of the Company effecting the Spin-Off, and concern mainly the Television and Internet Segments.

b) The cash flow during the year by the Company effecting the Spin-Off reflects cash spent during the year by the assets which are to remain under its control, in particular the Television and Internet Segments.

4.7 Report of the External Auditors on the Pro-forma Income Statement, Balance Sheet and Financial Statement.

The pro-forma Income Statement, Balance Sheet and the relevant explanatory notes have been reviewed by the External Auditors Reconta Ernst & Young S.p.A.. The External Auditors' report is attached hereto.

5. INCOME STATEMENT AND BALANCE SHEET OF THE SPUN-OFF COMPANY

Introduction

This section contains the post Spin-Off pro-forma consolidated financial statements for the year ended 31st December 2002 for the Spun-Off Company, which give effect to the Spin-Off involving the transfer of the Business Segment to the newly-incorporated Spun-Off Company as if the Spin-Off had occurred on January 1, 2002.

As has already been said, the pro-forma financial statements have been calculated on the basis of the following principles:

[i] Two business segments have been identified within the Company effecting the Spin-Off,

[ii] the Income Statement and Balance Sheet items of the Corporate Division have been apportioned as appropriate,

[iii] Holdings in subsidiaries have been assigned to either of the two companies.

The pro-forma consolidated financial statements have been drafted taking as a starting point the consolidated financial statements of the Company effecting the Spin-Off for the year ended 31st December 2002 as approved by the Board of Directors in their resolution of 11th March 2003, which determined the division of all Income Statement and Balance Sheet items to the two companies.

The identification and allocation of financial items was relatively straightforward as the Company effecting the Spin-Off's financial statements already had separate Income Statements and Balance Sheets for the divisions Directories Italia, Directory Assistance, Tin.it and Corporate. Central costs have been allocated to the Corporate Division.

Accordingly, the only Division shared by both companies to which an allocation of financial items between the two companies had to be made, was to process the Corporate Division, i.e. its operating costs, financial assets and liabilities and financial investments.

The pro-forma consolidated financial statements of the Spun-Off Company have been presented in the same format as all the other public financial reports previously released by the Group.

The attached tables show the pro-forma consolidated Balance Sheet, the pro-forma consolidated Income Statement and the pro-forma consolidated Cash Flow Statement.

In accordance with Consob's guidelines DEM/1052803 of 5th July 2001, the historical consolidated financial statements were modified, where necessary, in order to reflect the main effects of the Spin-Off.

The Income Statement therefore shows the pro-forma consolidated results and the performance of the assets as if they had been spun-off on 1st January 2002.

The consolidated Balance Sheet shows the pro-forma numbers at 31st December 2002, which reflects the apportionment of the balance sheet items between the Company effecting the Spin-Off and the Spun-Off Company as at such date, but does not show the consequences of any pro-forma adjustments on the Income Statement net operating result.

The pro-forma consolidated financial statements therefore present the situation after the above mentioned division of the Company effecting the Spin-Off's Income Statement and Balance Sheet items and the reclassification of the consolidated items. Previously, some Income Statement and Balance Sheet items pertaining to the different entities making up the Company effecting the Spin-Off and the Spun-Off Company were not shown in the financial statements. In view of the allocation of the above entities between the two companies, these items are now shown in these post spin-off pro-forma consolidated financial statements. Accordingly, revenue and costs have changed but the final result and net shareholders equity remains unchanged.

The purpose of these pro-forma consolidated financial statements, the assumptions on which they are based and the adjustments made to the historical data are described in detail under paragraph 5.3 below. For further information on the accounting principles used in drafting the historical consolidated financial statements of the Spun-Off Company, please refer to the Notes to the Consolidated Financial Statements.

Because the pro-forma consolidated financial statements and the historical accounting records have been drafted for different purposes, and because different calculation methods have been used to assess the accounting impact of the pro-forma adjustments made, the pro-forma Balance Sheet and Income Statement must be read and construed separately and independently from each other, pursuant to Consob's guidelines.

In order to correctly interpret the information provided by the consolidated pro-forma statements, the following points should be borne in mind:

(i) Because these statements are based on a set of assumptions, even if the Spin-Off had taken place on the reference dates shown in the pro-forma statements rather than on the effective date, the historical results might not necessarily match the pro-forma data.

(ii) The consolidated pro-forma data does not reflect future trends because they are designed to reflect only the isolated and measurable impacts of the Spin-Off, without taking into account its potential consequences in terms of policy changes and operating decisions by the management.

 5.1 Pro-forma Consolidated financial statements at 31st December 2002

5.1.1 Pro-forma Consolidated Balance Sheet at 31st December 2002

                                                                      Consolidated      Consolidated
                                                      Consolidated       Telecom          Seat PG                      Consolidated
                                                        Seat PG          Italia          (Spun-Off          Pro-forma     Seat PG
(In 000 Euro)                                         Pre spin-off        Media          Company)          Adjustments   pro-forma
-------------                                         ------------        -----          --------          -----------   ---------
A.  Fixed assets                                        1,802,498        469,984          1,332,514                      1,332,514
    Intangibles                                         1,647,989        383,129          1,264,860                      1,264,860
    Fixed assets                                          116,458         62,536             53,922                         53,922
    Long-term investments:
    Equity Investments                                     23,223         14,145              9.078                          9,078
     Other                                                 14,828         10,174              4,654                          4,654
B.  Working capital                                       507,356         63,292            444,064                        444,064
    Inventories                                            45,526         36,810              8,716                          8,716
    Trade accounts receiv.                                942,815        248,131  (*)       707,943   (*)                  707,943
    Other receivables                                     402,864        115,825  (*)       291,849   (*)                  291,849
    Trade accounts payable                               (421,988)      (204,996) (*)      (232,102)  (*)                 (232,102)
    Funds for risks and charges                          (159,002)      (159,002)           (112,68)                      (112,658)
    Other liabilities                                    (302,859)       (86,134) (*)     (219,684)   (*)                 (219,684)
C.  Reserve for employee termination indemnities          (55,116)       (22,703)           (32,413)                       (32,413)
D.  Net invested capital                                2,254,738        510,573          1,744,165                      1,744,165
E.1 Group shareholders equity                           1,564,512        541,082          1,023,430                      1,023,430
E.2 Net third party shareholders equity                    10,608          6,705              3,903                          3,903
E.  Total shareholders equity                           1,575,120        547,787          1,027,333                      1,027,333
F.  Long/medium-term financial debt                       421,738          5,738            416,000                        416,000
G.  Short term financial debt (Income)                    257,880        (42,952)           300,832                        300,832
     Short-term liabilities                               923,451         42,564            881,364                        881,364
     Short-term accounts receivables and financial       (658,438)       (86,642)          (572,267)                      (572,267)
       receivables
     Net accrued income and deferred expenses              (7,133)         1,126            (8,265)                         (8,265)
H.   Net financial debt                                   679,618        (37,214)           716,832                        716,832
I.   Total                                              2,254,738        510,573          1,744,165                      1,744,165

[*] The assets and liabilities of the Company effecting the Spin-Off and of the Spun-Off Company shown in the second and third columns are inclusive of amounts relating to intercompany sales between some divisions controlled by the Company effecting the Spin-Off and by the Spun-Off Company which, were not shown in SEAT's pre spin-off consolidated financial statements. These items are shown in detail under paragraph 5.3.d below.

5.1.2 Pro-forma Consolidated Income Statement at 31st December 2002

                                                                      Consolidated      Consolidated
                                                      Consolidated       Telecom          Seat PG                      Consolidated
                                                        Seat PG          Italia          (Spun-Off          Pro-forma     Seat PG
(In 000 Euro)                                         Pre spin-off        Media          Company)          Adjustments   pro-forma
-------------                                         ------------        -----          --------          -----------   ---------
A. SALES AND SERVICES REVENUE                           1,990,974        577,368  (*)     1,444,689   (*)                1,444.689
Changes in Inventories or work-in-progress,
semi-finished and finished goods                            1,531          1,187                344                            344
Increases for capitalised internal constr. costs            6,973          2,984  (*)         3,314   (*)                    3,314
Operating grants                                              180            172                  8                              8
B. VALUE OF "CORE" PRODUCTION                           1,999,658        581,711  (*)     1,448,355   (*)                1,448,355
     Consumables and external services (1)             (1,046,633)      (493,351) (*)      (583,214)  (*)      (1,765)    (584,979)
     Personnel costs(1)                                  (360,049)      (116,236) (*)      (243,793)  (*)                 (243,793)
C. GROSS OPERATING SPREAD                                 592,976        (27,876)           621,348            (1,765)     619,583
     % revenues                                              29.8           (4.8)              43.0                           42.9
Depreciation                                             (101,953)       (59,256)           (42,697)                       (42,697)
Other adjustment write-downs                              (56,757)       (16.070)           (40,687)                       (40,687)
Write-downs for risks and charges                         (24,870)        (3,500)           (21,370)                       (21,370)
Other income/charges                                          346            902  (*)        (1,052)  (*)        (589)      (1,641)
D. OPERATING RESULT PRE NON-RECURRING DEPRECIATION
   CHARGES                                                409,742       (105,800)           515,542            (2,354)     513,188
   % revenues                                                20.6          (18.3)              35.7                           35.5
   Amortisation of goodwill and consolidation
     adjustments                                         (177,609)       (47,614)          (129,995)                      (129,995)
E. OPERATING RESULT                                       232,133       (153,414)           385,547            (2,354)     383,193
     % revenue                                               11.7          (26.6)              26.7                           26.7
Financial income/charges                                  (90,766)           295           (91,061)             2,705     (88,356)
Adjustments to financial assets                           (11,964)        (6,448)           (5,516)                         (5,516)
F. EARNINGS BEFORE EXTRAORDINARY
    INCOME AND TAX                                        129,403       (159,567)           288,970               351      289,321
    Extraordinary income/charges                         (152,652)       (21,387)          (131,265)                      (131,265)
G. PRETAX PROFIT                                          (23,249)      (180,954)           157,705               351      158,056
    Income taxes                                          (17,999)        (9,911)            (8,088)         (104,302)    (112,390)
H. INCOME (LOSS) BEFORE MINORITY
     INTERESTS                                            (41,248)      (190,865)           149,617          (103,951)      45,666
     Income (loss) of minority interests                   55,063         55,063             13,087                         13,087
I. NET INCOME (LOSS)                                       13,815       (148,889)           162,704          (103,951)      58,753
   % revenue                                                  0.7          (25.8)              11.3                            4.1

(1) Decreased by costs recovered


(*) Revenues and production costs of the Company effecting the Spin-Off and of the Spun-Off Company shown in the second and third columns are inclusive of amounts relating to intercompany sales between some divisions controlled by the Company effecting the Spin-Off and by the Spun-Off Company, which were not shown in SEAT's pre spin-off consolidated financial statements. The values relating to the Company effecting the Spin-Off are inclusive of EUR 30.0 million revenues which were not shown before, of which EUR 28.3 million relates to Directories Italia Division, which has been allocated to the Spun-Off Company. The values relating to the Spun-Off Company are inclusive of EUR 30 million external consumption and service costs not shown before, of which EUR 16.5 million relates to Cipi S.p.A. and EUR 8.4 million to Matrix S.p.A..

5.1.3 Pro-forma Consolidated Cash Flow Statement at 31st December 2002


                                                                                Consolidated   Consolidated
                                                                 Consolidated     Telecom       Seat PG                Consolidated
                                                                    Seat PG       Italia       (Spun-Off    Pro-forma    Seat PG
(In 000 Euro)                                                    Pre spin-off     Media       Company)    Adjustments  pro-forma
                                                                 ------------     -----       --------    -----------  ---------
A. Net initial pro-forma financial
     debt (book value)                                              (922,004)     (49,308)      (872,696)                 (872,696)
B. Cash flow from activities
   Operating result                                                  (41,248)    (190,865)       149,617    (103,951)       45,666
   Amortization                                                      279,562      106,870        172,692                   172,692
   (Gains)/losses from liquidation of fixed assets                    16,835        8,068          8,767                     8,767
   (Revaluation)/devaluation of fixed assets                          71,320       14,503         56,817                    56,817
   Changes in working capital (*)                                   (167,540)     (61,936)      (105,604)                 (105,604)
   Net changes in severance pay fund                                   3,063          (78)         3,141                     3,141
   Area changes, FX movements and other changes                       80,342       38,543         41,799                    41,799
                                                                     242,334      (84,895)       327,229    (103,951)      223,278
C. Cash flow from investments Investments
    in fixed assets:
   - Intangible                                                      (93,488)     (46,882)       (46,606)                  (46,606)
   - Goodwill                                                        (40,384)     (14,860)       (25,524)                  (25,524)
   - Other investments                                               (53,104)     (32,022)       (21,082)                  (21,082)
   - Tangible                                                        (27,999)     (14,617)       (13,182)                  (13,182)
   - Financial                                                       (67,822)     (50,955)       (16,867)                  (16,867)
   Realised gains on liquidation of fixed assets                     122,221       63,226         58,995                    58,995
                                                                     (66,888)     (49,228)       (17,660)                  (17,660)
D. Cash flow from other investments Shareholders'
   contributions to consolidated
   subsidiaries                                                       68,845       68,845
E. Distributed dividends                                              (1,905)      (1,883)           (22)                      (22)
F. Operating cash flow                                 (B+C+D+E)     242,386      (67,161)       309,547    (103,951)      205,596
G. Pro-forma adjustments not shown                           (G)                  153,683       (153,683)
   in net result at 1st January 2002

H. Pro-forma adjustments not shown                           (H)                  103,951        103,951
   in net result at 31st December 2002
I. Final net financial debt                            (A+F+G+H)    (679.618)      37,214       (716,832)                 (716,832)

(*) Discrepancies with the reclassified Balance Sheet are due to changes in the calculation of working capital relating to contributions of other shareholders in consolidated subsidiaries

5.2 Breakdown of Pro-forma Adjustments at 31st December 2002

- Income Statement
  ----------------

     a) EUR 2.4 million other costs and charges: this item relates to the Spun-Off Company's operating costs;

     b) EUR 2.7 million financial income: this adjustment relates to income from operations;

     c) EUR 104.3 million income tax: tax liabilities have been recalculated based on FY2002 pro-forma results, as explained under paragraph 5.3.b, point 3.

         -  Cash Flow Statement
            -------------------

         The Cash Flow Statement shows only the impact of the adjustment under the preceding paragraph on the Income Statement; any impacts on the Balance Sheet not shown as at 31st December 2002 are set out under line H.

         Line G shows the reconciliation adjustment between net initial and final financial positions and operating cash flow.

5.3. Notes to the Pro-forma Consolidated Financial Statements

5.3.a Purpose of the Pro-forma Statements
-----------------------------------------

The pro-forma consolidated financial statements of the assets of the Company transferred to the Spun-Off Company include the Income Statement and Balance Sheet items of the Corporate Division. In addition, they include the Income Statement and Balance Sheet items of the fully consolidated holdings in the subsidiaries, amongst which are Telegate group, Consodata group, Panadress and NetCreations.

These post spin-off pro-forma statements present the impact of the Spin-Off, identifying the consolidated assets and liabilities and the consolidated profits and losses of the Spun-Off Company as if the Spin-Off had occurred on January 1, 2002.

5.3.b Accounting criteria used in drafting the Consolidated Pro-forma Statements
--------------------------------------------------------------------------------

The consolidated pro-forma accounting records of the Spun-Off Company are based on the pro-forma historical financial statements of the subsidiaries controlled by the Spun-Off Company and the definition of its new business segment. As specified above, the new independent consolidation process for the Spun-Off Company ("carve-out") has in some cases also re-defined the relationship between its subsidiaries and the subsidiaries of the Company effecting the Spin-Off. After the Spin-Off and the consequent allocation of assets, the two companies are now separate and independent from each other. Therefore the pro-forma consolidated revenue statements must also include services rendered by subsidiaries of the Spun-Off Company to subsidiaries of the Company effecting the Spin-Off, while cost statements must also include payments for services rendered by subsidiaries of the Company effecting the Spin-Off. These changes are not pro-forma adjustments, but are necessary to define the carve-out of the Company effecting the Spin-Off's group, and therefore have been included in the post spin-off consolidated financial statements.

Taking as a starting point the consolidated financial statements of the Spun-Off Company, the following changes were made to the pro-forma financial statements:

1. Operating Costs
------------------

These refer to additional operating costs of the Spun-Off Company, such as compensation paid to Directors, Internal and External Auditors and other charges.

2. Financial Charges
--------------------

The cash flow apportionment between the two groups shows that in FY2002 the Spun-Off Company's group generated approximately EUR 309.5 million cash flow, while during the same period approximately EUR 67,1 million cash was spent by the Company effecting the Spin-Off's group.

Opening balances have been calculated by applying at 1st January 2002 the same allocation criteria used to calculate financial assets and liabilities at 31st December 2002. The reclassification of the opening balances of both groups' (Company effecting the Spin-Off and Spun-Off Company) financial positions and cash flows has underlined the need to further adjust financial income and charges following the pro-forma adjustments under letter "G" of the statement. These amendments involve the pro-forma transfer of liquid assets from the Spun-Off Company to the Company effecting the Spin-Off.

3. Income Tax
-------------

The post Spin-Off consolidated financial statements before the pro-forma adjustments (second and third columns in the table) do not show current and deferred income tax for the Spun-Off Company and the Company effecting the Spin-Off because, prior to the Spin-Off, the latter claimed tax credits on FY2002 results due to losses made by the assets which will remain with it after the Spin-Off. These losses arise, inter alia, from writedowns made in order to enjoy tax benefits pursuant to applicable tax laws. The losses made by the Business Segments which will be controlled by the Company effecting the Spin-Off offset the profits made by the assets which will be controlled by the Spun-Off Company after the Spin-Off. Had we shown tax due by the Spun-Off Company and by the Company effecting the Spin-Off individually, the Spun-Off Company's tax liabilities would have been EUR 104.3 million higher, while the Company effecting the Spin-Off's would have been EUR 104.3 million lower. These amounts also include the tax consequences of the pro-forma statement.

The post Spin-Off pro-forma consolidated financial statements of the Spun-Off Company show as an ad-hoc adjustment the EUR 104.3 million higher tax liability included in the pro-forma total adjustment of EUR 103.9 million.

5.3.c Balance Sheet and Income Statement of the Spun-Off Company
----------------------------------------------------------------

     o  Consolidated Balance Sheet

Annex C to the Spin-Off Plan explains the criteria for the allocation of total assets and liabilities to the Spun-Off Company, as well as the principles used in the apportionment of the Corporate Division's assets and liabilities.

Taking as a starting point the consolidated Balance Sheet at 31st December 2002, we have drafted the Spun-Off Company's statements in accordance with the above criteria and identified the assets and liabilities of the business segments to be allocated to the Spun-Off Company.

Subsequently, we drafted the consolidated pro-forma balance sheet of the Spun-Off Company in accordance with the accepted consolidation procedures. No further changes were made to the original statements.

     o  - Consolidated Income Statement

First we identified revenues and costs to be allocated to the Spun-Off Company based on their previous allocation to the spun-off business segments. Subsequently, we fully consolidated the Income Statements of the subsidiaries which will remain part of the Spun-Off Company's group.

The apportionment of total costs to the assets divided between the two companies was relatively straightforward, because the Company effecting the Spin-Off's financial statements already show revenue and costs separately for each business segment. The Company effecting the Spin-Off's accounting structure is comprised of the following divisions: Directories Italia, Directory Assistance, Tin.it and Corporate. Costs attributable to central corporate functions were allocated to the Corporate Division. Part of the Corporate Division and the whole of Tin.it Division was allocated to the Company effecting the Spin-Off. Only the Income Statement items of the Corporate Division, i.e. its operating costs, were apportioned between the two companies.

Structural costs were allocated based on management and staffing levels of the Spun-Off Company. The benchmark used in the apportionment of operating costs (software maintenance costs, communication costs, office rent, transport costs and car leases) was the number of employees allocated to the Spun-Off Company. Other costs of the assets of the two companies were divided according to their nature (i.e. advisors' fees, other services and sundry costs).

Financial income and charges allocated to the Spun-Off Company reflect FY2002 financial assets and liabilities transferred to it as shown in the Spin-Off Plan, as well as financial loans to and from the entities of its assets. The consolidated financial statements also include external financial income and charges relating to these subsidiaries.

As has already been said, the apportionment of cash flow to the two groups arising from the Spin-Off shows that during FY 2002 approximately EUR 67,1 million cash was spent by the group controlled by the Company effecting the

Spin-Off, while the group controlled by the Spun-Off Company generated approximately EUR 309.5 million cash.

The Spun-Off Company's financial charges must therefore be further adjusted to reflect the generated cash flow as shown in the financial statement. Pro-forma interest earned was calculated based on the average 2002 Euribor rate of 3.52% applied to intercompany loans.

Adjustments to financial assets, refers to the holding in companies that are part of the new scope of consolidation; extraordinary charges and credits are also part of the new scope of consolidation.

The pro-forma consolidated Income Statement was subsequently calculated in accordance with the accepted consolidation procedures. External revenues which previously were not shown in the consolidated financial statements were increased in the amount of intercompany sales made by companies which will be transferred to the Spun-Off Company.

The consolidated pro-forma financial statements do not comprise revenues and costs arising from intercompany transactions, i.e. transactions between the Company effecting the Spin-Off and the Spun-Off Company following the Spin-Off. In addition, there may be other income or costs relating to the transferred assets which have not been recorded in the pro-forma consolidated financial statements because they are not deemed relevant.

5.3.d. Breakdown of the Pro-forma Consolidated Balance Sheet and Income Statement of the Spun-Off Company
-----------------------------------------------------------------------

Intangible Fixed Assets

Intangible Fixed Assets are comprised of EUR 761.3 million goodwill arising from losses on mergers carried out in previous years within the Directories segment and from the consolidation balance of EUR 467.6 million representing the difference between the purchase value of the holding in fully consolidated subsidiaries and their net equity value at the time of purchase (EUR 277.7 million for TDL Infomedia group and EUR 89.6 million for Telegate group).

The item "Others" includes acquisition expenses for specifically-developed software applications.

(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
                                                                        Net
                                             Cost      Amortization     value
                                             ----      ------------     -----
Start-up and expansion costs                  370          (34)           336
R&D and advertising costs                      58          (36)            22
Industrial patents and intellectual
  property rights                          15,453      (11,526)         3,927
Concessions, licences, trademarks
  and similar rights                        1,689         (514)         1,175
Goodwill                                1,109,691     (348,361)       761,330
Consolidation adjustments                 605,542     (137,931)       467,611
Work-in-process and advances
 to suppliers                               6.313                       6,313
Other                                     114,076      (89,930)        24,146
                                        ---------     --------      ---------
Total intangible fixed assets           1,853,192     (588,332)     1,264,860
                                        =========     ========      =========

Tangible Fixed Assets

Tangible Assets total EUR 53.9 million. The item Land and Buildings includes EUR 13.8 million in respect of the building occupied by Thomson group.

Other items relate to office equipment such as PCs, printers and other machinery, as well as technological infrastructure such as servers, routers and storage equipment.


(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
                                             Revalu-       Amorti-      Net
                                   Cost      ations        zation       value
                                   ----      -------       -------      -----
Land and buildings                17,082         99         (3,360)    13,821
Plant and machinery               49,759                   (33,370)    16,389
Other assets                      83,343                   (59,657)    23,686
Construction in progress and
  advances to suppliers               26                                   26
                                 -------         --        -------     ------
Total tangible fixed assets      150,210         99        (96,387)    53,922
                                 =======         ==        =======     ======


Fixed Financial Assets

The item Fixed Financial Assets includes EUR 9.1 million in respect of holdings in subsidiaries and EUR 4.7 million of long-term receivables.

Holdings in associate companies have been evaluated using the net equity method. Equity investments in liquidation and holdings in other companies have been recorded at cost. A 40% stake in Icom Inc, a Canadian company, is indirectly held through the subsidiary NetCreations Inc.

(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
Affiliated companies                                                     7,406
ICOM Inc.                                                                6,951
EURO DIRECTORSY S.a.                                                       455
Other companies                                                          1,672
LISTING SERVICES SOLUTIONS, INC.                                         1,672
CONSORZIO CONAI                                                             --
Total equity investments                                                 9,078


Accounts receivable of EUR 4.6 million are comprised of:


(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
Accounts receivable from affiliated companies                            1,552
ICOM Inc.                                                                1,552

Other receivables:                                                       3,072
- Receivables from IR for tax credits                                    1,977
- Collaterals and guarantees                                               305
- Receivables from employees and agents                                    790
Total long-term receivables                                              4,624


  Inventories

  The breakdown of Inventories is shown in the following table. Inventories are mainly comprised of paper for the production of printed directories and of unsold stocks of finished products (directories).

(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
Raw materials, supplies and consumables                                  6,863
Reserve for depreciation of raw materials, supplies and consumables        (58)
                                                                         6,805
--------------------------------------------------------------------------------
Work-in-progress and semi-finished goods                                   984
Reserve for depreciation of work-in-progress and semi-finished goods
                                                                           984
--------------------------------------------------------------------------------
Finished goods                                                             862
Reserve for depreciation of finished goods                                (318)
                                                                           544
--------------------------------------------------------------------------------
Merchandise                                                                 24
Reserve for depreciation of merchandise                                     (5)
                                                                            19
Advances                                                                   364
--------------------------------------------------------------------------------
Total inventories                                                        8,716
==============================================================================


Trade Accounts Receivables


(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
Trade accounts receivables                                             699,223
Accounts receivable from non-consolidated subsidiaries                       3
Accounts receivable from affiliated companies                               47
Accounts receivable from holding companies                               8,670
                                                                       -------
Total accounts receivable                                              707,943
                                                                       =======


Trade accounts receivables of EUR 699.2 million are shown net of the relevant EUR 109.6 million for loan loss writedowns.

Trade account receivables include also EUR 0.4 million loans to companies of the group of the Company effecting the Spin-Off's group, previously not shown in the consolidated financial statements.

Other Assets

Other Assets totalling EUR 291.8 million are comprised as follows:

(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
Sundry accounts receivables from holding companies                           1
Other net accounts receivables                                         277,569
Deferred tax assets                                       126,573
Receivables from internal tax department                   63,929
Accounts receivables to agents                             62,963
Other accounts receivables                                 24,118
Depreciation fund accounts receivable                         (14)
Trade loans and other income and receivables                            14,279
                                                                       -------
Total other assets                                                     291,849
                                                                       =======


EUR 126,6 million Deferred tax assets are comprised of EUR 113.7 million deferred tax assets allocated to the Spun-Off Company in connection with transferred assets and liabilities. The above amount includes Deferred tax assets not linked to any specific balance sheet item but arising mainly from previous losses and apportioned to the Spun-Off Company in accordance with the net equity quota assigned to each company following the Spin-Off.

EUR 63.9 million Receivables from internal tax department includes 60.7 million tax credits allocated to the Spun-Off Company based on its proportional share of the net equity of the two companies created by the Spin-Off. These credits relate mainly to excess advance tax payments made in previous years.

Other assets include, inter alia, of EUR 63.0 million Accounts receivable to agents. These are agents whose contracts will be transferred from the Company effecting the Spin-Off to the Spun-Off Company. A staff of 1,862 sales representatives have been transferred to the Company effecting the Spin-Off.

Other accounts receivable include EUR 4.8 million for advances paid to Cipi S.p.A., a company of the group controlled by the Company effecting the Spin-Off (accordingly, this amount is now shown in the consolidated financial statements).

Trade Accounts Payable

Trade Accounts Payable totalling EUR 232.1 million are comprised as follows:

(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
Trade accounts due to other lenders                                    226,738
Trade accounts due to non-consolidated subsidiaries                        134
Trade accounts due to affiliated companies                                  60
Trade accounts due to holding companies                                  5,170
                                                                       -------
Total trade accounts payable                                           232,102
                                                                       =======


Trade accounts due to other Lenders include EUR 70.9 million unpaid commissions to agents. This amount relates also to the item "advance commissions" recorded under "Other assets", which at 31st December 2002 totalled EUR 63.0 million.

Trade accounts from suppliers are comprised of EUR 12.9 million loans from companies controlled by the Company effecting the Spin-Off (including EUR 6.7 million from Matrix S.p.A. and EUR 4.4 million from Cipi S.p.A.), previously not shown in the consolidated financial statements.

Total Funds for Risks and Charges

Other funds are comprised of the following reserves: a) EUR 16.5 million in respect of sales agents' indemnities; b) EUR 79.9 million for contractual risks and other charges, including EUR 43.0 million in connection with a call option on a further 8.17% stake in Consodata S.a., which was exercised in February 2003 (for further details on this transaction please refer to the draft financial statements of the Company effecting the Spin-Off at 31st December
2002) and EUR 10.8 million for future restructuring charges; c) EUR 14.4 million for trade risks in anticipation of charges for partial default on contractual obligations relating to Pagine Gialle, Telephone Directories and other directory products.

(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
Reserve for employee terminati9on indemnities                              335
Tax liabilities                                                            536
Others:                                                                111,787
- Sales agents' indemnities                                             16,520
- Contractual risks and other charges                                   79,852
- Commercial risk                                                       14,415
- Risk and charges of subsidiaries                                       1,000
Total funds for risks and charges                                      112,658


Other Liabilities

Other liabilities of EUR 129.7 million are comprised as follows:


(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
Other accounts payable to non-consolidated subsidiaries                     49
Other accounts payable to holding companies                              2,156
Other acocunts payable                                                 201,570
Accounts payable for future contr. performances           113,115
Accounts payable to employees                              33,702
Taxes payable                                              19,966
Contributions to pensions                                   8,627
Other liabilities                                          26,160
Accrued expenses and deferred income                                    15,909
Total other liabilities                                                219,684


EUR 113.1 million in respect of future contractual performances relates to the advance billing of advertisements placed in telephone directory products. EUR
33.7 million owed to employees relates to compensation accrued but not paid at the end of the financial year, which included performance and directors' bonuses.

Net Financial Situation

Net financial debt of EUR 716.8 million is comprised of EUR 416.0 million long and medium-term loans, EUR 881.4 million short-term loans, EUR 572.3 million cash and EUR 8.3 million accrued financial expenses and deferred income.

(In 000 Euro)                                                     At 31.12.2002
--------------------------------------------------------------------------------
Bonds                                                                  115,780
Other liabilities                                                      300,149
Liabilities from supplierse                                                 71
                                                                       -------
Long/medium-term financial debt                                        416,000
                                                                       =======

Liabilities due to banks                                                15,095
Liabilities due to other lenders                                       641,195
Liabilities from suppliers                                                 298
Liabilities from holding companies                                       4,298
Bonds and other debt securities                                        220,478
                                                                       -------
Short-term loans                                                       881,364
                                                                       =======

Liabilities to non-consolidated subsidiaries                                (1)
Liabilities to holding companies                                      (528,860)
Liabilities due to other lenders                                       (21,527)
Other short-term securities                                               (319)
Liquid assets                                                          (21,560)
                                                                      --------
Liquid assets and short-term financial loans                          (572,267)
                                                                      ========

Accrued financial income                                               (15,264)
Prepaid financial expenses                                              (8,160)
Accrued financial expenses                                              13,528
Deferred financial income                                                1,631
                                                                       -------
Net financial incoem and expenses                                       (8,265)
                                                                       =======
Net short-term financial debt (Liquid Assets)                          300,832
                                                                       =======
Net financial debt                                                     716,832
                                                                       =======


The group's Net financial debt includes EUR 1,000 million (of which EUR 700 million falling due on 30th June 2003) allocated to the Spun-Off Company following the Spin-Off. This amount covers all loans from Seat Pagine Gialle Finance S.r.l. ("Seat Pagine Gialle Finance"), a financial company wholly owned by external shareholders, whose operations are subject to Italian Law no. 130/90 on securitisation. These loans are comprised of EUR 779.5 million in respect of funding agreements currently in force between the Company effecting the Spin-Off and Seat Pagine Gialle Finance (amongst which a EUR 765.6 million loan under the existing "Funding Agreement") and of a EUR 220.5 million bond issue launched by the Company effecting the Spin-Off and subscribed by Seat Pagine Gialle Finance, mainly through the repayments made by the Company effecting the Spin-Off pursuant to the depreciation plan set out in the Funding Agreement, in accordance with the indications and the guidelines contained in the offering circular for the above mentioned securitisation transaction. We underline that in accordance with Law no. 130/99, in July 2000 Seat Pagine Gialle Finance issued bonds for a total of EUR 1,000 million divided into two tranches. The first EUR 700 million tranche was issued at floating rate based on the 3-month Euribor rate plus 70 b.p.s., expiring on 1st July 2063, while the second tranche of EUR 300 million was issued at a 6.5% fixed rate with one yearly coupon, expiring on 1st July 2005. The proceeds from the above issue have been invested by Seat Pagine Gialle Finance in the acquisition of the securities issued under the Funding Finance in the acquisition of the securities issued under the Funding Agreement in accordance with Law no. 130/99.

The Spun-Off Company's contractual obligations towards Seat Pagine Gialle Finance after the Spin-Off refer to the reimbursement of the loan granted by Seat Pagine Gialle Finance and to the payment of the costs in connection with the bonds issued or to be issued by the Company effecting the Spin-Off and subscribed to by Seat Pagine Gialle Finance.

Interest rate swap contracts entered into with prime financial companies are inclusive of the following:

     1) 6 swap contracts for a total nominal value of EUR 1.3 billion, of which EUR 700 million falls due on 1st July 2003 and EUR 600 million on 1st July 2005. These contracts were entered into by the company in order to bring interest payments in line with bond coupons and to reduce the cost "All in" of the EUR 300 million of the loan from a fixed rate of 6.36% p.a. (originally 6.50% p.a.) to a floating rate;

     2) 1 interest collar for a total nominal value of EUR 700 million which falls due on 1st July 2003.

The group's financial debts also includes two high yield bond issues denominated in GBP and in USD issued by TDL Infomedia in 1999, before its acquisition by the Company effecting the Spin-Off which mature in 2009 and in 2010 respectively and have an average annual cost of 13.68%. In 2002, between the months of August and December, the company bought back 86.2% (USD 75,300,000) of a US D87,360,000 bond issued by TDL Infomedia Ltd.

EUR 923.5 million short-term financial debt is inclusive of the above mentioned EUR 700 million short-term loan, as well as a EUR 125.1 million loan granted from Telecom Italia Finance to TDL Infomedia group.

EUR 572.3 million financial liquid assets are comprised of EUR 528.9 million short-term deposit accounts opened by the Company effecting the Spin-Off with the group's Treasury office managed by Telecom Italia S.p.A..

These deposits accrue interest at the applicable Euribor market rate.

5.4 Reconciliation between the Company effecting the Spin-Off's Net Equity and Consolidated Net Result (before the Spin-Off) and its Consolidated Net Pro-forma Equity and Consolidated Net Pro-forma Result after the Spin-Off .


                                                 --------------------------------    --------------------------------
                                                         SEAT PG's Share                     Minority Interest               Total
                                                 --------------------------------    --------------------------------
                                                                                      Capital
                                                 Own         Operating                and         Operating
(In 000 Euro)                         Capital    Reserves    Result          Total    Reserves    Result        Total
-----------------------------------------------------------------------------------------------------------------------------------
SEAT PG SPA at 31st December 2002     341,184    1,299,669   (151,946)   1,488,907                                        1,488,907
Net equity of the spun-off company    (93,826)    (644,984)   330,853     (407,957)                                        (407,957)
                                      -------    ---------   --------    ---------                                        ---------
SEAT PG (Beneficiary) at
  31st December 2002                  247,358      654,685    178,907    1,080,950                                        1,080,950
                                      =======    =========   ========    =========                                        =========
Operating results of consolidated
  subsidiaries                                                (89,772)     (89,772)                (13,525)     (13,525)   (103,297)
Capital and reserves of
  consolidated subsidiaries                        269,755                 269,755     17,102                    17,102     286,857
                                                 ---------   --------    ---------     ------      -------      -------   ---------
Book value of consolidated
  subsidiaries                                    (518,101)    83,979     (434,122)      (402)         402                 (434,122)

Consolidation Adjustments:
Gains on equity investments                        202,673    (24,122)     178,551                                          178,551
Intragroup assignments                              (3,457)    16,907       13,450        290           36          326      13,776
Evaluation of holdings with net
  equity method                                      8,290     (2,277)       6,013                                            6,013
Fluctuations and other changes                        (477)      (918)      (1,395)                                          (1,395)
                                      -------    ---------   --------    ---------     ------      -------      -------   ---------
Consolidated capital, reserves
  and operating Result at
  31st December 2002 (after
  spin-off)                           247,358      613,368    162,704    1,023,430     16,990      (13,087)       3,903   1,080,950
                                      =======    =========   ========    =========     ======      =======      =======   =========


5.5 Pro-forma indicators per share


                                                                                Company Effecting
                                   SEAT's pre Spin-                               the Spin-Off                        Pro-Forma
                                    Off Consolid.        Spun-Off Company's       Consolidated        Pro-Forma        Consolid.
                                      Figures            Consolid. Figures           Figures          Adjustment      Beneficiary
                                   ----------------      ------------------     -----------------     ----------      -----------
Figures per share                                                (1)                    (1)                                (1)
Number of shares                   11,642,745,485          3,155,921,670          8,320,157,130            -          8,320,157,130

Unit value per share (in euro)               0.03                   0.03                   0.03            -                   0.03
Operating result per share (in euro)        0.020                 (0.049)                 0.046         (0.000)               0.046
Earnings/loss per share (in euro)           0.001                 (0.047)                (0.020)        (0.012)               0.007
Cashflow per share for
  the year (in euro)                        0.021                 (0.021)                 0.037         (0.012                0.025
Net group equity per share
  (in euro)                                 0.134                  0.171                  0.123                               0.123

--------------------
(1) Number of hsarse for fully diluted scenario


5.6 Key Changes to "per share" Ratios following the Spin-Off (Spun-Off Company)

Per-share ratios at 31st December 2002 show that:

a) The improvement shown by the operating result and by the net pro-forma EPS of the Spun-Off Company against the corresponding historical figures is due to the fact that the operating result and the net EPS recorded by the assets to be transferred to the Spun-Off Company - relating mainly to the

Directories Division - were not impacted by the negative operating result and net losses of the assets which are to remain under the control of the Company effecting the Spin-Off;

b) The Spun-Off Company's cash flow for the year comprises of the cash flow generated by the assets to be transferred under its control, i.e. mainly by the Directories Segment.

5.7. Report of the External Auditors on the pro-forma Income Statement, Balance Sheet and Cash Flow Statement.

The pro-forma Income Statement, Balance Sheet and the relevant explanatory notes have been reviewed by the External Auditors Reconta Ernst & Young S.p.A..

The External Auditors' report is attached hereto.

6. OUTLOOK FOR THE SPUN OF COMPANY AND ITS BUSINESS SEGMENT

6.1 Performance of the Spun-Off Company's Business after 31st December 2002

6.1.1. Key Production and Sales Trends

During the first quarter of 2003, consolidated profits were higher than in the previous financial year due to the acceleration of growth in the Internet Segment and to the robust performance of the Directories Segment, in spite of the continuation of the negative trends shown by the European advertising market in the year 2002.

6.1.2. Recent Trends of Costs and Sale Prices of the Spun-Off Company

Because of the publishing schedule of Directories Segment's products, the results for the first quarter historically benefit from stronger seasonal sales than other quarters. Nevertheless, the Company's gross operating spread grew substantially thanks to widespread improvements in all business segments, and in particular in the Internet and Directories Segments, while the Television Segment further reduced its EBITDA losses. The overall improvement is due to the restructuring programme undertaken in 2002, which is now impacting the Income Statement.

6.1.3. Financial Trends

About half of the total EUR 42 million investments made in the first quarter of 2003 was for the upgrade of plant and machinery.

The Company effecting the Spin-Off's net financial result therefore shows a further improvement over its results at 31st December 2002.

                                      ***

For further details in connection with the information provided above, please refer to the official quarterly financial report of the Company effecting the Spin-Off as of 31st March 2003, which will be available from the same sources with which this information document will be filed.

6.2 Estimates on Operating Results of the Company Effecting the Spin-Off for the Current Financial Year

We can anticipate that owing to the negative trends affecting the economy, the company will need to implement further cost cuts and extend the restructuring measures already undertaken in order to mitigate the impact of a possible slowdown in its top-line growth.

Accordingly, in view of the negative trends affecting its core markets, the company will need to find ways to further improve its gross operating spread and operating result and capitalise on the benefits arising from the restructuring measures implemented in the previous financial year.

The Company believes that the net debt of the Company effecting the Spin-Off can be further reduced through cash flow from ordinary operations and a selected policy of investments."

ERNST & YOUNG              .  Reconta Ernst & Young S.p.A.






                           Seat Pagine Gialle S.p.A.
        (Company effecting the Spin-Off which is to take the new name of
                          Telecom Italia Media S.p.A.)



                         PRO-FORMA FINANCIAL STATEMENTS
                      For the year ended December 31, 2002



                    REPORT BY THE INDEPENDENT AUDIT COMPANY
            ON ITS EXAMINATION OF THE PRO-FORMA FINANCIAL STATEMENTS

ERNST & YOUNG              .  Reconta Ernst & Young S.p.A.


                    REPORT BY THE INDEPENDENT AUDIT COMPANY
            ON ITS EXAMINATION OF THE PRO-FORMA FINANCIAL STATEMENTS


To the Board of Directors of
SEAT Pagine Gialle S.p.A.


1. We have examined the financial statements relating to the consolidated pro-forma balance sheet and income statement accompanied by the explanatory notes for the financial year ended December 31, 2002 for SEAT Pagine Gialle S.p.A., the Company effecting the Spin-Off which, after to the Spin-Off, will change its name to Telecom Italia Media S.p.A.

     These financial statements are based on the historical results relating to the consolidated balance sheet of SEAT Pagine Gialle S.p.A. at December 31, 2002 with the required pro-forma adjustment, which has been reviewed by us. In addition to the report dated April 7, 2003 we audited the consolidated financial statements for the year as of December 31, 2002.

     The pro-forma financial statements are presented on the basis of the assumptions, described in the explanatory notes, to retroactively reflect the effects of the accounting separation of the business segments consisting mainly of the Business Segments "Directories", "Directories Assistance" and "Business Information" subject to the partial proportional spin-off of SEAT Pagine Gialle S.p.A. in favour of the newly incorporated spun-off company, and which have Telecom Italia Media S.p.A. retaining the assets of Tin.it and the holdings in the internet and media area as described in the Spin-Off plan proposed by the Board of Directors on April 1, 2003 which is subject to approval by the Extraordinary General Meeting of shareholders convened on May 9, 2003.

2. The pro-forma consolidated balance sheet and pro-forma consolidated income statement, accompanied by the explanatory notes relating to the financial year for the year ended December 31, 2002 are presented in a way to satisfy article 70 to regulation n. 11971/99 and subsequent amendments implementing D.Lgs. 58/98 concerning rules governing issuers.

     The objective of presenting a pro-forma consolidated balance sheet and income statement is to represent, in accordance with valuation criteria consistent with the historical data and pursuant to applicable law, the effects on the consolidated income statement and on the consolidated balance sheet of Telecom Italia Media S.p.A. of the transaction mentioned in paragraph 1 above, as if it had actually occurred on December 31, 2002 and, as far as purely economic effects are concerned, at the start of the financial year 2002. However, it should be pointed out that should the spin-off transaction in question have actually occurred on the assumed date, the results might be different.

     The responsibility for presenting the pro-forma financial statements falls upon the directors of SEAT Pagine Gialle S.p.A. It is our responsibility to formulate a professional judgement on the reasonability of the hypotheses adopted by the directors for drawing up the pro-forma financial statements and on the correctness of the methodology they used in the presentation of the pro-forma financial statements. It is also our responsibility to formulate a professional judgement on the correctness of the valuation criteria and accounting principles used.

3. Our examination has been carried out in accordance with the criteria recommended by CONSOB in its Recommendation n. DEM/1061609 dated August 9, 2001 to check pro-forma data and by carrying out the checks we considered necessary for the purposes of the assignment conferred upon us.

4. In our judgement, the basic assumptions made by SEAT Pagine Gialle S.p.A. in the presentation of the pro-forma consolidated balance sheet and income statement of Telecom Italia Media S.p.A. relating to the financial year ended December 31, 2002, accompanied by the explanatory notes to reflect the spin-off transaction mentioned at paragraph 1 above are reasonable and the methodology used to present the aforementioned financial statements has been applied correctly for the informative purposes described earlier. We also consider that the assessment criteria and accounting principles used in the presentation of the financial statements are correct.


Turin, April 18, 2003


Reconta Ernst & Young S.p.A.

[Signature]

Mario Lamprati
(Partner)

ERNST & YOUNG              .  Reconta Ernst & Young S.p.A.






                       Spun-off SEAT Pagine Gialle S.p.A.
                   (company which is to take the new name of
                           SEAT Pagine Gialle S.p.A.)



                         PRO-FORMA FINANCIAL STATEMENTS
                      For the year ended December 31, 2002



                    REPORT BY THE INDEPENDENT AUDIT COMPANY
            ON ITS EXAMINATION OF THE PRO-FORMA FINANCIAL STATEMENTS

ERNST & YOUNG              .  Reconta Ernst & Young S.p.A.


                    REPORT BY THE INDEPENDENT AUDIT COMPANY
            ON ITS EXAMINATION OF THE PRO-FORMA FINANCIAL STATEMENTS



To the Board of Directors of
SEAT Pagine Gialle S.p.A.


1. We have examined the financial statements relating to the pro-forma consolidated balance sheet and income statement accompanied by the explanatory notes for the financial year ended December 31, 2002 for SEAT Pagine Gialle S.p.A., a nearly incorporated company to be named SEAT Pagine Gialle S.p.A. (the "Spun-Off Company").

     These financial statements are taken from the historical data relating to the consolidated balance sheet of SEAT Pagine Gialle S.p.A. December 31, 2002 with the required pro-forma adjustment, which has been reviewed by us. In addition to the report dated April 7, 2003 we audited the consolidated financial statements for the year ended as of December 31, 2002.

     The pro-forma financial statements are presented on the basis of the assumptions, described in the explanatory notes, to retroactively reflect the effects of the accounting separation of the business segments consisting mainly of the business segments "Directories", "Directories Assistance" and "Business Information" subject to the partial proportional spin-off of SEAT Pagine Gialle S.p.A. in favour of the newly incorporated spun-off company, and which have Telecom Italia Media S.p.A. retaining the assets of Tin.it and the holdings in the internet and media area as described in the Spin-off plan proposed by the Board of Directors on April 1, 2003 which is subject to approval by the Extraordinary General Meeting of shareholders convened on May 9, 2003.

2. The pro-forma consolidated balance sheet and pro-forma consolidated income statement, accompanied by the explanatory notes relating to the financial year for the year ended December 31, 2002 have been drawn up for the purposes of what is required under article 70 to regulation n. 11971/99 and subsequent amendments implementing D.Lgs. 58/98 concerning rules governing issuers.

     The objective of presenting a pro-forma consolidated balance sheet and income statement is to represent, in accordance with valuation criteria consistent with the historical data pursuant to applicable law and the effects on the consolidated income statement and on the consolidated balance sheet of Telecom Italia Media S.p.A. of the transaction mentioned at paragraph 1 above, as if it had actually occurred on December 31, 2002 and, as far as purely economic effects are concerned, at the start of the financial year 2002.

     However, it should be pointed out that should the spin-off transaction in question have actually occurred on the assumed date, the results might be different.

     The responsibility for presenting the pro-forma financial statements falls upon the directors of SEAT Pagine Gialle S.p.A. It is our responsibility to formulate a professional judgement on the reasonability of the hypotheses adopted by the directors for drawing up the pro-forma financial statements and on the correctness of the methodology they used in the presentation of the pro-forma financial statements. It is also our responsibility to formulate a professional judgement on the correctness of the valuation criteria and accounting principles used.

3. Our examination has been carried out in accordance with the criteria recommended by CONSOB in its Recommendation n. DEM/1061609 dated August 9, 2001 to check pro-forma data and by carrying out the checks we considered necessary for the purposes of the assignment conferred upon us.

4. In our judgement, the basic assumptions made by SEAT Pagine Gialle S.p.A. in the presentation of the pro-forma consolidated balance sheet and income statement of Telecom Italia Media S.p.A. relating to the financial year ended December 31, 2002, accompanied by the explanatory notes to reflect the spin-off transaction mentioned at paragraph 1 above are reasonable and the methodology used to present the aforementioned financial statements has been applied correctly for the informative purposes described earlier. We also consider that the assessment criteria and accounting principles used in the presentation of the financial statements are correct.


Turin, April 18, 2003


Reconta Ernst & Young S.p.A.

[Signature]

Mario Lamprati
(Partner)

                                                   Annex A to the Spin-Off Plan


              ARTICLES OF ASSOCIATION OF SEAT PAGINE GIALLE S.p.A.

                                    TITLE I
                                 IDENTIFCATION
                                ARTICLE 1 - NAME

A corporation is organized under the name of "Seat Pagine Gialle S.p.A." (the "Company"). The company name may be written in upper or lower case letters, with or without dashes and/or periods. The Company may validly identify itself, for all legal purposes, in all acts in which it is involved, by the abbreviated name "SEAT s.p.a.", without being linked to any graphic representation.

                         ARTICLE 2 - REGISTERED OFFICE

The registered office of the Company is located in Milan at Via Grosio, 10/8; the secondary office in Turin at Via Aurelio Saffi 18.

                              ARTICLE 3 - DURATION

The duration of the Company is until December 31, 2100, and may be extended by resolution of the General Shareholders' Meeting.

                              ARTICLE 4 - PURPOSE

The purpose of the Company is to operate in the industry and trade of publishing, printing and graphics in general, in any form and by any means, including online; to gather and engage in advertising - including for the account of third parties - in any form and for any means of communication, including the exchange for goods or services; management of activities, including promotional, in the field of advertising communications and public relations initiatives; engaging in, preparing and selling, with all technological means and any other transmission support, including online and via the Internet, all types of documentation services, including but not limited to databases and support services for trading goods and services; managing all activities related to information processing and use of any type and in any manner, including the use and sale of communications services of any type, by any instruments and means, and any related, complementary or instrumental production and sales activity in the areas mentioned above.

The Company may also engage in all commercial, industrial and financial operations and transactions involving real or personal property that are considered appropriate for the furtherance of the corporate purpose; for this purpose, it may also directly or indirectly acquire as an exception, interests and holdings in other corporations or companies, expressly excluding any activities inherent to bringing in public funds and any other activities not permitted by law.

                                    TITLE II
                            CAPITAL STOCK AND BONDS
                               ARTICLE 5 - AMOUNT

The Company's share capital is EUR[*], divided into [*] shares of the nominal value of EUR0.03 each, of which [*] are ordinary shares and 136,074,786 are savings shares.*

The share capital approved by the Company's Ordinary Shareholders Meeting is hereby increased by a maximum of EUR3,098,853.24 through the issue of up to 103,295,108 ordinary shares of the nominal value of EUR0,03, to be offered to the directors and employees of the Company or to the employees of its controlling company pursuant to paragraph 1 of article 2359 of the Italian Civil Code, or to the employees of its controlled companies pursuant to the stock option plans implemented by the Company.

The Board of Directors may, within five years from the date of registration of the Company with the Companies Register, increase the share capital of the Company once or more for a maximum of EUR5,031,630.39, through the issue of up to 167,721,013 ordinary shares of the nominal value of EUR0,03, in order to service the stock option plans implemented by the Company and/or any other plan which may from time to time be approved by the Board of Directors, in order to offer such shares to the directors of the Company or to its employees to be identified by the Directors, or to the employees of its controlling companies pursuant to paragraph 1 of article 2359 of the Italian Civil Code, or to the employees of any controlled company. Such increases will not allow the exercise of the option rights under the last paragraph of article 2441 of the Italian Civil Code and paragraphs 2 and 3 of article no. 134 of Law-Decree no. 58 of 24th February 1998.

                               ARTICLE 6 - SHARES

The General Shareholders' Meeting may resolve to issue shares with varying rights, in accordance with law. Within the limits and conditions established by law, the shares may be bearer shares. Bearer shares may be converted into registered shares and vice versa at the request and expense of the interested party.

Savings shares have the privileges and rights described in this article.
Net profits are reported in the regularly approved balance sheet, less allocations to legal reserves, must be distributed to holders of savings shares up to an amount equal to five percent of the par value of the shares. Any profits remaining after allocating the savings shares as established in the previous paragraph and as resolved by the General Shareholders' Meeting shall be distributed among all shares so that savings shares receive a greater cumulative dividend that common shares, equal to two percent more than cumulative dividends paid to ordinary shareholders.

When a dividend that is less than the amount indicated in the fifth paragraph from above is allocated to savings shares during any fiscal year, the difference shall be added to the preferred dividend during the two subsequent fiscal years.

In the case of distribution of reserves, savings shares have the same rights of other shares. The shareholders' meeting which approves the financial statements is moreover entitled, in the case that the net profit shown in the financial statement is non-existent or insufficient, to use the available reserves to meet the financial rights as set forth in paragraph five above as they might have increased pursuant to the preceding paragraph seven above.

A capital stock reduction due to losses shall not entail a reduction in the par value of savings shares except for the portion of the loss exceeding the total par value of the other shares. At the winding up of the company, savings shares shall have preference in redemption of capital stock for the full par value.
In order to provide the common share representative with sufficient information on operations that may impact on the price development of savings shares, said representative shall be sent notices with regard to this matter, as it is relevant and required by law.

If at any time common or savings shares of the company are excluded from trading, savings shares shall retain their rights and characteristics, unless savings shareholders are given the right to request conversion of their shares to preferred shares listed on the exchange, with the same characteristics as the savings shares, in accordance with pertinent legal provisions in effect at that time, and the right to vote in Extraordinary Shareholders' Meetings. The right to convert may be exercised by savings shareholders according to the terms and conditions to be defined by a resolution of the Extraordinary Shareholders' Meeting convened for this purpose, subject to approval by a meeting of savings shareholders, if applicable.

                              ARTICLE 7 - PAYMENTS

In the case of capital increases, if the deadline established by law for payments by shareholders has elapsed, provided that the Company has taken any prior steps required by law, annual interest shall accrue on the amount of the payment due at the official discount rate then in effect plus three points.

                               ARTICLE 8 - BONDS

The Company may issue bonds in accordance with law.


                                   TITLE III
                         GENERAL SHAREHOLDERS' MEETING
                        ARTICLE 9 - RIGHT TO PARTICIPATE

Shareholders who have complied with the law are entitled to participate in the General Shareholders' Meeting personally or, alternately, by means of a representative with a written proxy, in accordance with law. The proxy may be issued to an individual or legal entity.
The Chairman of the General Shareholders' Meeting is responsible for verifying the right to participate in the General Shareholders' Meeting, the uniformity of proxies and whether the quorum is met.

                              ARTICLE 10 - POWERS

The General Shareholders' Meeting has the authority expressly conferred to it by law.

                          ARTICLE 11 - MEETING NOTICE

The General Shareholders' Meeting is convened in accordance with law at the registered office of the company or elsewhere in Italy by means of a notice published in the manner and within the terms prescribed by law. The General Shareholders' Meeting must be convened within four months from the close of the fiscal year, or later, but within six months, when special circumstances so require.

         ARTICLE 12 - ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETINGS

Only common shares are entitled to vote in ordinary shareholders' meetings. Ordinary shareholders' meetings are to be regularly held; when initially convened, with the attendance of shareholders representing at least half of the voting capital; if reconvened, with any proportion of voting capital represented.

Resolutions are to be passed in all cases with an absolute majority of votes, except for the appointment of the statutory auditors, in which case the provisions of Article 23 are applicable.

Common and preferred shares, if any, are entitled to vote in Extraordinary Shareholders' Meetings. A valid quorum for the adoption of a resolution at a Shareholders' Meeting will be determined by statutory law.

                 ARTICLE 13 - CHAIRMAN AND CONDUCTING BUSINESS

The Chairman of the Board of Directors presides over the General Shareholders' Meeting.

If she/he is absent or otherwise impeded from presiding, the meeting is to be chaired by the Vice Chairman, if any, or by the person appointed by those present. At the request of the Chairman, the Meeting appoints a secretary, who need not be a shareholder.

In the situations provided by law and if the Chairman of the Meeting deems it appropriate, the minutes may be prepared as a public instrument by a notary appointed by the Chairman.

The Chairman regulates the meeting, controls those in attendance and establishes the methods for voting that must allow the voters to be identified.

The Chairman may select two or more tellers to count votes from among those in attendance.

The meetings may be controlled by Regulations approved by resolution of the General Shareholders' Meeting.

                       ARTICLE 14 - COPIES AND ABSTRACTS

Copies and abstracts of minutes of shareholders' meetings may be issued and certified by the Chairman or the Secretary of the Board of Directors.

                                    TITLE IV
                      ADMINISTRATIVE AND GOVERNING BODIES
                            ARTICLE 15 - COMPOSITION
                           OF THE BOARD OF DIRECTORS

The Company is managed by a Board of Directors composed of a minimum of 7 (seven) and a maximum of 21 (twenty-one) directors.

The General Shareholders' Meeting determines the number of members of the Board of Directors, which remains unchanged until otherwise resolved and throughout the term of office, subject to the maximum limits established by law. Directors may be reelected.

Whenever, for any reason whatsoever, the majority of directors elected by the General Shareholders' Meeting cease to perform their duties before their term of office has elapsed, the term of office of the outgoing directors on the Board of

Directors is considered to have expired and they shall cease to perform their duties when the Board of Directors is reappointed by the General Shareholders' Meeting.

The appointment of the Board of Directors shall be based on a list submitted by the shareholders, in accordance with the following paragraphs, or by the exiting Board of Directors, and in each case the candidates must be listed progressively. The list submitted by the exiting Board of Directors shall be deposited at the registered office of the Company and published in at least one nationally circulated daily newspaper at least twenty days prior to the date scheduled for the initially convened General Shareholders' Meeting.

The lists submitted by the shareholders shall be deposited at the registered office of the Company and published in at least one nationally circulated daily newspaper at the expense of the shareholders at least ten days prior to the date scheduled for the initially convened General Shareholders' Meeting.

Every shareholder may submit or agree to the submission of only one list, and every candidate may list himself/herself on only one list, or otherwise shall be disqualified.

Only those shareholders who, alone or together with other shareholders, own voting shares representing at least 3% of the voting capital in ordinary shareholders' meetings shall be entitled to submit a list. In order to prove the ownership of the number of shares necessary for submitting lists, the shareholders shall submit a copy and/or a summary of the documentation attesting to the right to participate in the General Shareholders' Meeting at the registered offices of the Company at least five days prior to the date scheduled for initially convening the Meeting.

Together with each list, within the term indicated above, statements are to be submitted in which each candidate accepts the nomination and attests, under his or her own responsibility, that there is no cause for ineligibility or disqualification, and to his/her compliance with the requirements of law and the bylaws prescribed for the position. Any lists which fail to observe the foregoing requirements shall be considered as not having been submitted.

All shareholders with voting rights may only vote one list.

The procedures indicated below are to be followed in electing the Board of
Directors:

1) from the list that received the majority vote in the General Shareholders' Meeting, four fifths of the directors to be elected are selected, rounded down to the next whole number if this is a fraction, based upon their order of priority on the list.

2) the remaining directors are elected from other lists; for this purpose, the votes received by the lists are successively divided by one, two, three, four, according to the number of directors to be elected. The resulting quotients shall be progressively assigned to the candidates on each of these lists, according to the respective order of priority. The quotients assigned to the candidates on the various lists shall be arranged in a single list in decreasing order. Those who receive the highest quotient shall be elected. If two or more candidates receive the same quotient, the candidate on the list that has not elected any director or which has elected the least number of directors shall be elected.

If none of the lists have elected a director or if all have elected the same number of directors, the candidate on the list that received the greatest number of votes shall be elected. In the event of an equal number of votes and the same quotients, a new vote shall be held, and the candidate who receives the simple majority vote shall be elected.

In order to appoint directors for any reason who are not appointed in the manner described above, the General Shareholders' Meeting shall pass resolutions with the majority provided by law.

If, during the course of the fiscal year, one or more directors cedes from his post, the procedures indicated in Article 2386 of the Italian Civil Code shall prevail.

               ARTICLE 16 - CHAIRMAN - VICE CHAIRMAN - SECRETARY

The Board of Directors, in its first meeting following the General Shareholders' Meeting that elected it, shall elect a Chairman, if the shareholder's Meeting has not already done so, and may elect a Vice Chairman.

In the same meeting, the Board shall appoint a Secretary, who need not be a member of the Board.

                 ARTICLE 17 - MEETING OF THE BOARD OF DIRECTORS

The Board of Directors shall be convened by the Chairman or, if he/she is unable to do so, by the Vice Chairman, if any, or the Managing Director, if any, of by the oldest Director, and meetings are held at least quarterly and whenever considered necessary, or when a written request for a meeting is submitted to the Chairman, indicating the agenda, by at least two Directors or two permanent Statutory Auditors. Board meetings shall be held at the registered offices of the company or elsewhere, as indicated in the meeting notice. Board meetings may be held by teleconferencing or videoconferencing, provided that all participants may be identified by the Chairman and all other participants, and that they are able to follow the discussion and participate in real time in the deliberations, and that they are able to exchange documents regarding such deliberations, and that all of the foregoing is recorded in the minutes. If such circumstances are verified, the Board meeting is considered to be held at the location of the Chairman and where the Secretary of the meeting is, in order to be able to draft the minutes. Notice of the meeting shall be sent by mail, express mail, telegram, fax or telex to each Director and permanent Statutory Auditor at least 5 (five) days prior to the date scheduled for the meeting. In emergencies, the meeting notice may be sent by telegram or fax at least 1 (one) day prior to the date scheduled for the meeting. If the Chairman is absent or otherwise unable to preside, the Board meeting is presided over by the Vice Chairman, if any, or the Managing Director, if any, or by the eldest Director.

If the Secretary of the Board is absent, a Recording Secretary shall be appointed by the Board of Directors, and does not need to be a Director.

The Board of Directors , through its Chairman or other directors so delegated, shall report to the Board of Statutory Auditors on activities undertaken and on the more important economic, financial and patrimonial transactions carried out by the company or by subsidiary companies; in particular it shall report on transactions where there is a potential conflict of interest. The notice is to be sent timely and in any event at least quarterly, on the occasion of meetings of the Board of Directors or the Executive Committee or by a written note addressed to the Chairman of the Board of Statutory Auditors.

The directors to whom powers of attorney are delegated shall report to the Board of Directors and the Statutory Auditors at least quarterly on the activities performed while exercising such power of attorney, the most important transactions performed by the company or its subsidiaries and any transactions which may potentially constitute a conflict of interest.

                     ARTICLE 18 - VALIDITY AND RECORDING OF
                               BOARD RESOLUTIONS

In order for the resolutions of the Board of Directors to be valid, the majority of the Directors must be in attendance and the majority of those in attendance must vote in favor.

Resolutions of the Board of Directors shall be recorded in the book of resolutions of the Board of Directors to be maintained in accordance with
Article 2421, paragraph 4, of the Italian Civil Code, and shall be signed by the Chairman and the Secretary or by a Notary. When required by law or when the Chairman so deems appropriate, resolutions shall be recorded by a Notary selected by the Chairman of the Board of Directors.

                        ARTICLE 19 - COPIES AND ABSTRACTS

Copies and abstracts of minutes of Board meetings may be issued and certified by the Chairman or the Secretary of the Board of Directors.

             ARTICLE 20 - POWERS OF THE BOARD - DELEGATION OF POWER

The Board of Directors is vested with the broadest power for ordinary and extraordinary management of the Company, and thus is authorized to perform all actions it considers appropriate for the furtherance and achievement of its corporate purpose, in Italy and abroad, excluding only those actions requiring the vote of a General Shareholders' Meeting by law.

The Board of Directors may delegate its authority to a managing Director and/or an Executive Committee composed of a number of members as determined by the Board when it makes such appointments, two of whom must necessarily be the Chairman, who presides, and the Managing Partner, the powers of which are determined in accordance with the limits indicated in Article 2381 of the Italian Civil Code.

The Executive Committee shall meet as frequently as necessary in relation to matters delegated to it by the Board of Directors, and whenever it so considers appropriate, at the same locations as the Board meetings, and the members shall personally attend the meetings. Meetings of the Executive Committee may be held by teleconferencing or videoconferencing, provided that all participants may be identified by the Chairman and all other participants, and that they are able to follow the discussion and participate contemporaneously in the deliberations, and that they are able to exchange documents regarding such deliberations, and that all of the foregoing is recorded in the minutes. If such circumstances exist, the meeting of the Executive Committee is considered to be held at the location of the Chairman and where the Secretary of the meeting is, in order to be able to draft the minutes. Recording of the minutes of meetings of the Executive Committee is subject to the same provisions as provided for recording the resolutions of the Board of Directors indicated in
Article 18 of these bylaws. As provided in article 17, the Directors shall be notified of the resolutions of the Executive Committee during the first meeting of the Board of Directors following the meeting of the Executive Committee.

The Executive Committee shall be convened by the Chairman or the Managing Partner, or at the request of one of its members, by means of a notice containing the agenda for the meeting, sent by letter, fax, telex, or telegram at least five days prior to the date scheduled for the meeting, or one day in advance, in the event of emergency. When possible, the notice should be accompanied by the documentation regarding the agenda.

The Executive Committee is held and may deliberate when the quorum determined by the Board of Directors is present. The Secretary of the Board of Directors is also the Secretary of the Executive Committee. If she/he is absent, the Recording Secretary is appointed by the Committee, and need not be a member.

The Board of Directors may also appoint a President and an attorney-in-fact for non-litigious matters, and shall determine the duties and authorities thereof.

                ARTICLE 21 - LEGAL REPRESENTATION OF THE COMPANY

The Chairman or, if she/he is absent or unable to do so, the Vice Chairman, if any, shall be the legal representative of and shall sign on behalf of the Company; or, within the limits of the powers conferred to them, the Managing Director, or the other Directors to whom power has been delegated by the Board of Directors.

      ARTICLE 22 - COMPENSATION AND REIMBURSEMENT OF EXPENSES OF DIRECTORS

The members of the Board of Directors, in addition to being reimbursed for the expenses they incur in performing their duties, shall receive an annual fee as determined by the General Shareholders' Meeting.

Directors who are required to perform certain duties shall also receive specific fees for their duties, which shall be established in accordance with law.

                    ARTICLE 23 - BOARD OF STATUTORY AUDITORS

The Board of Statutory Auditors is to be composed of three permanent auditors and two alternate auditors appointed by the General Shareholders' Meeting, which shall also establish their compensation. The duties and responsibilities of the Statutory Auditors are subject to current law. They are entitled to be reimbursed for expenses they incur in performing their duties.

In order to allow minority interests to elect a permanent auditor and an alternate, the Board of Statutory Auditors is appointed based upon a list submitted by shareholders in which the candidates are listed progressively. The list consists of two sections: one for candidates for the position of permanent auditors, and the other for candidates for the position of alternate auditors.

Only those shareholders who, alone or together with others, own voting shares representing at least 3% of the voting capital in the General Shareholders' Meeting are entitled to submit lists. No shareholder, as well as shareholders belonging to the same group, may submit, personally or through a trustee, more than one list. Each candidate may appear on only one list, or shall otherwise be disqualified.

Candidates who act as statutory auditors in more than five listed companies may not be included in the lists (these limits do not include the parent company and the subsidiaries of the Company), or those who do not meet the ethical and professional requirements established in applicable legislation. Exiting statutory auditors may be reelected. The lists submitted must be deposited at the registered office of the company at least ten days prior to the date scheduled for the General Shareholders' Meeting as initially convened, which shall be indicated in the meeting notice.

Together with each list, within the term indicated above, statements are submitted by which each candidate accepts the nomination and attests, under his or her own responsibility, that there is no cause for ineligibility or disqualification, and to his/her compliance with the requirements of law and the bylaws prescribed for the position. Any lists which fail to observe the foregoing requirements shall be considered as not having been submitted.

1) The procedures indicated below are to be followed in electing the Statutory
Auditors: two permanent members and one alternate are to be selected from the list that received the greatest number of votes in the General Shareholders' Meeting, based upon the order of priority in which they are listed in the sections of the list.

2) The remaining permanent member and alternate are to be selected from the list that received the second greatest number of votes in the General Shareholders' Meeting, based upon the order of priority in which they are listed in the sections of the list.

The chairman of the Board of Statutory Auditors is the first candidate of the list that receives the greatest number of votes.

If the requirements of pertinent laws or the bylaws are not met, the statutory auditor is dismissed from the position.

In the event of replacement of a statutory auditor, the alternate auditor from the same list as the auditor being replaced shall be the substitute.

The foregoing requirements for appointing the Board of Statutory Auditors do not apply to the General Shareholders' Meetings, which, according to law, must appoint the permanent and/or alternate auditors and the chairman as necessary to compose the Board of Statutory Auditors following replacement or dismissal and for appointing auditors for any reason if they are not appointed in accordance with the previous paragraphs. In these cases, the General Shareholders' Meeting is to proceed according to the legal quorum established in Article 12 of the Bylaws. For the purpose of the Ministry of Justice decree, dated 30 March 2000 n. 162, art. 1, paragraph 3, it is established that publishing, advertising and other communication services, irrespective of its means or used devise are activities that are covered by the purpose of the company. Meetings of the Board of Statutory Auditors, should the Chairman ascertain that they are necessary, can be validly held by video conference or audio conference, on condition that all the participants can be identified by the Chairman and by all those in attendance, that they are allowed to follow the discussion and to intervene in real time in dealing with the arguments being discussed, that they are allowed to exchange documents relating to these matters and that note is made of all the above in the relevant minutes. When these premises are met, the meeting of the Board of Statutory Auditors shall be considered held in the place in which the Chairman is located.

                                    TITLE V
                                 BALANCE SHEET
        ARTICLE 24 - CLOSE OF THE FISCAL YEAR - DISTRIBUTION OF EARNINGS

The fiscal year closes on December 31 of each year.

>From the net profits reported in the balance sheet, five percent must be deducted and allocated to legal reserves, until said reserve amounts to one fifth of the capital stock.

The remainder is allocated to the dividend resolved by the General Shareholders' Meeting and/or for other purposes that the General Shareholders' Meeting considers more appropriate or necessary.

The Board of Directors may, during the course of the fiscal year, distribute partial dividends to shareholders, is subject to relevant legal provisions.

Dividends which are not redeemed within five years from the redemption date shall revert to the Company.

                                    TITLE VI
                                   WINDING UP
                            ARTICLE 25 - LIQUIDATORS

In the event of winding up of business of the Company, the General Shareholders' Meeting shall determine the method of liquidation and shall appoint one or more liquidators, and shall establish their powers and compensation in accordance with law.

                                   TITLE VII
                               GENERAL PROVISIONS
              ARTICLE 26 - ADDRESS OF RECORD OF SHAREHOLDERS VENUE

The address of shareholders for company purposes is understood to be, for all legal purposes, the address indicated in the Book of Shareholders.

In accordance with pertinent law, all correspondence between the shareholders and the Company shall be subject to the judicial authorities of the venue of the registered office of the Company.

                          ARTICLE 27 - PREVAILING LAW

For anything not provided in these Bylaws, the provisions of pertinent law shall apply.

----------------
* As set out in paragraph 2.1 of the Spin-Off Plan, the share capital at the time of effectiveness of the spin-off may vary: (i) according to any exercise of the options rights granted to the beneficiaries of the Company effecting the Spin-Off for which the capital increases mentioned at paragraph 1.1 (a), (b) and (f) of the Spin-Off Plan are intended and (ii) according to any subscriptions to the share capital made in advance of the spin-off pursuant to paragraph 1.1 (c) of the above mentioned Spin-Off Plan.

                                                   Annex B to the Spin-Off Plan


             ARTICLES OF ASSOCIATION OF TELECOM ITALIA MEDIA S.p.A.

                                    TITLE I
                                 IDENTIFCATION
                                ARTICLE 1 - NAME

A corporation is organized under the name of " Telecom Italia Media S.p.A." (the "Company"). The company name may be written in upper or lower case letters, with or without dashes and/or periods. The Company may validly identify itself, for all legal purposes, in all acts in which it is involved, by the abbreviated name "SEAT s.p.a.", without being linked to any graphic representation.

                         ARTICLE 2 - REGISTERED OFFICE

The registered office of the Company is located in Roma at Via Cristoforo Colombo n. 142.

                              ARTICLE 3 - DURATION

The duration of the Company is until December 31, 2100, and may be extended by resolution of the General Shareholders' Meeting.

                              ARTICLE 4 - PURPOSE

The purpose of the Company is to operate in the industry and trade of publishing, printing and graphics in general, in any form and by any means, including online; to gather and engage in advertising - including for the account of third parties - in any form and for any means of communication, including the exchange for goods or services; management of activities, including promotional, in the field of advertising communications and public relations initiatives; engaging in, preparing and selling, with all technological means and any other transmission support, including online and via the Internet, all types of documentation services, including but not limited to databases and support services for trading goods and services; managing all activities related to information processing and use of any type and in any manner, including the use and sale of communications services of any type, by any instruments and means, and any related, complementary or instrumental production and sales activity in the areas mentioned above.

The Company may also engage in all commercial, industrial and financial operations and transactions involving real or personal property that are considered appropriate for the furtherance of the corporate purpose; for this purpose, it may also directly or indirectly acquire as an exception, interests and holdings in other corporations or companies, expressly excluding any activities inherent to bringing in public funds and any other activities not permitted by law.

                                    TITLE II
                            CAPITAL STOCK AND BONDS
                               ARTICLE 5 - AMOUNT

The Company's share capital is EUR[*], divided into [*] shares of the nominal value of EUR0.03 each, of which [*] are ordinary shares and 51,614,574 are savings shares.*

The Board of Directors may, within five years from the date of 25th January 1999 in accordance with paragraph 2 of article 2443 of the Italian Civil Code (and with the resolution of the Extraordinary Meeting of 11th December 2001), increase the share capital of the Company in one or more installments up to EUR1,363,446.21 through the issue of 38,332,800 ordinary shares of the nominal value of EUR0.03 each and 14,467,200 saving shares of the nominal value of EUR0.03 each to be offered in subscription to the employees identified by the Board of Directors of Seat Pagine Gialle S.p.A's (now Telecom Italia Media S.p.A.), of the controlling company in accordance with paragraph 1 of article 2359 of the Italian Civil Code and of the subsidiaries. Such increases will not allow the exercise of the option rights under the last paragraph of article 2441 of the Italian Civil Code and of paragraphs 2 and 3 of article 134 of Legislative Decree no. 58 of 24th February 1998. Pursuant to the resolution approved by the Extraordinary Shareholders Meeting held on 27th October 2000 such authorization has not yet been fully exercised at such date, are now limited only to the issue of ordinary shares, subject a maximum total capital increase value of EUR1,363,446.21. The subscription rights in connection with the above shares will be individual and not transferable (except to the estate of a deceased shareholder). The Shareholders' Meeting of 11th December 2001 approved the allocation of EUR170,097.98 to a restricted reserve in connection with said capital increase.

The Board shall fix a term for the subscription of the shares and if the capital increase approved is not subscribed within such term the share capital shall be considered increased by an amount equal to the subscriptions received so far. In accordance with article 2443 of the Civil Code, on 17th May 2002, the Board, pursuant to the authorization received from the Extraordinary Shareholders Meeting held on 24th September 1999 and subsequent modifications of the Extraordinary Meetings of 4th July 2000 and 27th October 2000, approved a share capital increase of a maximum nominal amount of EUR45,000.00 through the issue of a maximum of 1,500,000 ordinary shares of the nominal value of EUR0.03 each, for a total price of EUR0.8532 for share, to be offered to the following employees identified by the Board of Directors as participants in the "Top
2002" stock option plan: employees of "SEAT PAGINE GIALLE S.p.A." (now Telecom Italia Media s.p.a.), of its controlling company in accordance with paragraph 1 of article 2359 of the Civil Code and the controlled companies. If such capital increase is not entirely subscribed before 31st May 2008 the share capital shall be considered increased by an amount equal to the subscriptions received.

The Extraordinary Shareholders Meeting 20th November 2000, and the subsequent resolutions adopted by the Shareholders Meetings of 10th May 2001, 30th July 2001 and 11th December 2001, approved a capital increase for a maximum nominal amount of EUR3,279,501.30, through the issue of a maximum of 127,000,000 ordinary shares of the nominal value of EUR0.03 each to be set aside, pursuant to the last paragraph of article 2441 and paragraph five of article 2441 of the Civil Code and paragraphs 2 and 3 of Legislative Decree 58/98, for the directors and employees of SEAT Pagine Gialle S.p.A. (now Telecom Italia Media s.p.a,) and of its direct or indirect subsidiaries in accordance with paragraph 1 of article 2359 of the Italian Civil Code. Pursuant to the resolution of the Shareholders Meeting held on 11th December 2001 the issue price of the new shares shall be determined taking into account their different nominal value, so that irrespective of the already fixed issue price, the amount of EUR0.03 shall be recorded as payment of the nominal price and the difference as share premium. In addition, the Shareholders Meeting adopted a resolution pursuant to which in connection with the subscription rights already acquired by the beneficiaries of the option rights, the share issue premium shall be recalculated so that, without prejudice to the issue price already determined and taking into account the nominal value of the shares, an amount of EUR0.03 be recorded as payment of the nominal value and the difference as share premium.

                               ARTICLE 6 - SHARES

The Shareholders' Meeting may resolve to issue shares with varying rights, in accordance with law.

Within the limits and conditions established by law, the shares may be bearer shares. Bearer shares may be converted into registered shares and vice versa at the request and expense of the interested party. Savings shares have the privileges and rights described in this article. Net profits are reported in the regularly approved balance sheet, less allocations to legal reserves, must be distributed to holders of savings shares up to an amount equal to five percent of the par value of the shares. Any profits remaining after allocating the savings shares as established in the previous paragraph and as resolved by the General Shareholders' Meeting shall be distributed among all shares so that savings shares receive a greater cumulative dividend than common shares, equal to two percent more than cumulative dividends paid to ordinary shareholders. When a dividend that is less than the amount indicated in the fifth paragraph from above is allocated to savings shares during any fiscal year, the difference shall be added to the preferred dividend during the two subsequent fiscal years. In the case of distribution of reserves, savings shares have the same rights of other shares.

The Shareholders' Meeting which approves the financial statements is moreover entitled, in the case that the net profit shown in the financial statements is non-existent or insufficient, to use the available reserves to meet the financial rights as set forth in paragraph five above as they might have increased pursuant to the preceding paragraph seven above. A capital stock reduction due to losses shall not entail a reduction in the par value of savings shares except for the portion of the loss exceeding the total par value of the other shares.

At the winding up of the company, savings shares shall have preference in redemption of capital stock for the full par value. In order to provide the common share representative with sufficient information on operations that may impact on the price development of savings shares, said representative shall be sent notices with regard to this matter, as it is relevant and required by law.

If at any time common or savings shares of the company are excluded from trading, savings shares shall retain their rights and characteristics, unless savings shareholders are given the right to request conversion of their shares to preferred shares listed on the exchange, with the same characteristics as the savings shares, in accordance with pertinent legal provisions in effect at that time, and the right to vote in Extraordinary Shareholders' Meetings. The right to convert may be exercised by savings shareholders according to the terms and conditions to be defined by a resolution of the Extraordinary Shareholders' Meeting convened for this purpose, subject to approval by a meeting of savings shareholders, if applicable.

                              ARTICLE 7 - PAYMENTS

In the case of capital increases, if the deadline established by law for payments by shareholders has elapsed, provided that the Company has taken any prior steps required by law, annual interest shall accrue on the amount of the payment due at the official discount rate then in effect plus three points.

                               ARTICLE 8 - BONDS

The Company may issue bonds in accordance with law.

                                   TITLE III
                         GENERAL SHAREHOLDERS' MEETING
                        ARTICLE 9 - RIGHT TO PARTICIPATE

Shareholders who have complied with the law are entitled to participate in the General Shareholders' Meeting personally or, alternately, by means of a representative with a written proxy, in accordance with law.
The proxy may be issued to an individual or legal entity.
The Chairman of the General Shareholders' Meeting is responsible for verifying the right to participate in the General Shareholders' Meeting, the uniformity of proxies and whether the quorum is met.

                              ARTICLE 10 - POWERS

The General Shareholders' Meeting has the authority expressly conferred to it by law.

                          ARTICLE 11 - MEETING NOTICE

The General Shareholders' Meeting is convened in accordance with law at the registered office of the company or elsewhere in Italy by means of a notice published in the manner and within the terms prescribed by law.
The General Shareholders' Meeting must be convened within four months from the close of the fiscal year, or later, but within six months, when special circumstances so require.

         ARTICLE 12 - ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETINGS

Only common shares are entitled to vote in ordinary shareholders' meetings. Ordinary shareholders' meetings are to be regularly held; when initially convened, with the attendance of shareholders representing at least half of the voting capital; if reconvened, with any proportion of voting capital represented.

Resolutions are to be passed in all cases with an absolute majority of votes, except for the appointment of the statutory auditors, in which case the provisions of Article 23 are applicable.

Common and preferred shares, if any, are entitled to vote in Extraordinary Shareholders' Meetings. A valid quorum for the adoption of a resolution at a Shareholders' Meeting will be determined by statutory law.


                 ARTICLE 13 - CHAIRMAN AND CONDUCTING BUSINESS

The Chairman of the Board of Directors presides over the General Shareholders' Meeting. If she/he is absent or otherwise impeded from presiding, the meeting is to be chaired by the Vice Chairman, if any, or by the person appointed by those present. At the request of the Chairman, the Meeting appoints a secretary, who need not be a shareholder. In the situations provided by law and if the Chairman of the Meeting deems it appropriate, the minutes may be prepared as a public instrument by a notary appointed by the Chairman.

The Chairman regulates the meeting, controls those in attendance and establishes the methods for voting that must allow the voters to be identified. The Chairman may select two or more tellers to count votes from among those in attendance. The meetings may be controlled by Regulations approved by resolution of the General Shareholders' Meeting.

                       ARTICLE 14 - COPIES AND ABSTRACTS

Copies and abstracts of minutes of shareholders' meetings may be issued and certified by the Chairman or the Secretary of the Board of Directors.

                                    TITLE IV
                      ADMINISTRATIVE AND GOVERNING BODIES
                            ARTICLE 15 - COMPOSITION
                           OF THE BOARD OF DIRECTORS

The Company is managed by a Board of Directors composed of a minimum of 7 (seven) and a maximum of 21 (twenty-one) directors. The General Shareholders' Meeting determines the number of members of the Board of Directors, which remains unchanged until otherwise resolved and throughout the term of office, subject to the maximum limits established by law.
Directors may be reelected.

Whenever, for any reason whatsoever, the majority of directors elected by the General Shareholders' Meeting cease to perform their duties before their term of office has elapsed, the term of office of the outgoing directors on the Board of Directors is considered to have expired and they shall cease to perform their duties when the Board of Directors is reappointed by the General Shareholders' Meeting.

The appointment of the Board of Directors shall be based on a list submitted by the shareholders, in accordance with the following paragraphs, or by the exiting Board of Directors, and in each case the candidates must be listed progressively. The list submitted by the exiting Board of Directors shall be deposited at the registered office of the Company and published in at least one nationally circulated daily newspaper at least twenty days prior to the date scheduled for the initially convened General Shareholders' Meeting.

The lists submitted by the shareholders shall be deposited at the registered office of the Company and published in at least one nationally circulated daily newspaper at the expense of the shareholders at least ten days prior to the date scheduled for the initially convened General Shareholders' Meeting.

Every shareholder may submit or agree to the submission of only one list, and every candidate may list himself/herself on only one list, or otherwise shall be disqualified. Only those shareholders who, alone or together with other shareholders, own voting shares representing at least 3% of the voting capital in ordinary shareholders' meetings shall be entitled to submit a list. In order to prove the ownership of the number of shares necessary for submitting lists, the shareholders shall submit a copy and/or a summary of the documentation attesting to the right to participate in the General Shareholders' Meeting at the registered offices of the Company at least five days prior to the date scheduled for initially convening the Meeting.

Together with each list, within the term indicated above, statements are to be submitted in which each candidate accepts the nomination and attests, under his or her own responsibility, that there is no cause for ineligibility or disqualification, and to his/her compliance with the requirements of law and the bylaws prescribed for the position. Any lists which fail to observe the foregoing requirements shall be considered as not having been submitted. All shareholders with voting rights may only vote one list.

The procedures indicated below are to be followed in electing the Board of
Directors: 1) from the list that received the majority vote in the General Shareholders' Meeting, four fifths of the directors to be elected are selected, rounded down to the next whole number if this is a fraction, based upon their order of priority on the list. 2) the remaining directors are elected from other lists; for this purpose, the votes received by the lists are successively divided by one, two, three, four, according to the number of directors to be elected. The resulting quotients shall be progressively assigned to the candidates on each of these lists, according to the respective order of priority. The quotients assigned to the candidates on the various lists shall be arranged in a single list in decreasing order. Those who receive the highest quotient shall be elected. If two or more candidates receive the same quotient, the candidate on the list that has not elected any director or which has elected the least number of directors shall be elected. If none of the lists have elected a director or if all have elected the same number of directors, the candidate on the list that received the greatest number of votes shall be elected. In the event of an equal number of votes and the same quotients, a new vote shall be held, and the candidate who receives the simple majority vote shall be elected. In order to appoint directors for any reason who are not appointed in the manner described above, the General Shareholders' Meeting shall pass resolutions with the majority provided by law. If, during the course of the fiscal year, one or more directors cedes from his post, the procedures indicated in Article 2386 of the Italian Civil Code shall prevail.

               ARTICLE 16 - CHAIRMAN - VICE CHAIRMAN - SECRETARY

The Board of Directors, in its first meeting following the General Shareholders' Meeting that elected it, shall elect a Chairman, if the shareholder's Meeting has not already done so, and may elect a Vice Chairman. In the same meeting, the Board shall appoint a Secretary, who need not be a member of the Board.

                 ARTICLE 17 - MEETING OF THE BOARD OF DIRECTORS

The Board of Directors shall be convened by the Chairman or, if he/she is unable to do so, by the Vice Chairman, if any, or the Managing Director, if any, or by the oldest Director, and meetings are held at least quarterly and whenever considered necessary, or when a written request for a meeting is submitted to the Chairman, indicating the agenda, by at least two Directors or two permanent Statutory Auditors. Board meetings shall be held at the registered offices of the company or elsewhere, as indicated in the meeting notice. Board meetings may be held by teleconferencing or videoconferencing, provided that all participants may be identified by the Chairman and all other participants, and that they are able to follow the discussion and participate in real time in the deliberations, and that they are able to exchange documents regarding such deliberations, and that all of the foregoing is recorded in the minutes. If such circumstances are verified, the Board meeting is considered to be held at the location of the Chairman and where the Secretary of the meeting is, in order to be able to draft the minutes. Notice of the meeting shall be sent by mail, express mail, telegram, fax or telex to each Director and permanent Statutory Auditor at least 5 (five) days prior to the date scheduled for the meeting. In emergencies, the meeting notice may be sent by telegram or fax at least 1 (one) day prior to the date scheduled for the meeting. If the Chairman is absent or otherwise unable to preside, the Board meeting is presided over by the Vice Chairman, if any, or the Managing Director, if any, or by the eldest Director. If the Secretary of the Board is absent, a Recording Secretary shall be appointed by the Board of Directors, and does not need to be a Director.

The Board of Directors, through its Chairman or other directors so delegated, shall report to the Board of Statutory Auditors on activities undertaken and on the more important economic, financial and patrimonial transactions carried out by the company or by subsidiary companies; in particular it shall report on transactions where there is a potential conflict of interest. The notice is to be sent timely and in any event at least quarterly, on the occasion of meetings of the Board of Directors or the Executive Committee or by a written note addressed to the Chairman of the Board of Statutory Auditors.

The directors to whom powers of attorney are delegated shall report to the Board of Directors and the Statutory Auditors at least quarterly on the activities performed while exercising such power of attorney, the most important transactions performed by the company or its subsidiaries and any transactions which may potentially constitute a conflict of interests.

                     ARTICLE 18 - VALIDITY AND RECORDING OF
                               BOARD RESOLUTIONS

In order for the resolutions of the Board of Directors to be valid, the majority of the Directors must be in attendance and the majority of those in attendance must vote in favor. Resolutions of the Board of Directors shall be recorded in the book of resolutions of the Board of Directors to be maintained in accordance with Article 2421, paragraph 4, of the Italian Civil Code, and shall be signed by the Chairman and the Secretary or by a Notary. When required by law or when the Chairman so deems appropriate, resolutions shall be recorded by a Notary selected by the Chairman of the Board of Directors.

                        ARTICLE 19 - COPIES AND ABSTRACTS

Copies and abstracts of minutes of Board meetings may be issued and certified by the Chairman or the Secretary of the Board of Directors.

             ARTICLE 20 - POWERS OF THE BOARD - DELEGATION OF POWER

The Board of Directors is vested with the broadest power for ordinary and extraordinary management of the Company, and thus is authorized to perform all actions it considers appropriate for the furtherance and achievement of its corporate purpose, in Italy and abroad, excluding only those actions requiring the vote of a General Shareholders' Meeting by law.

The Board of Directors may delegate its authority to a managing Director and/or an Executive Committee composed of a number of members as determined by the Board when it makes such appointments, two of whom must necessarily be the Chairman, who presides, and the Managing Partner, the powers of which are determined in accordance with the limits indicated in Article 2381 of the Italian Civil Code.

The Executive Committee shall meet as frequently as necessary in relation to matters delegated to it by the Board of Directors, and whenever it so considers appropriate, at the same locations as the Board meetings, and the members shall personally attend the meetings. Meetings of the Executive Committee may be held by teleconferencing or videoconferencing, provided that all participants may be identified by the Chairman and all other participants, and that they are able to follow the discussion and participate contemporaneously in the deliberations, and that they are able to exchange documents regarding such deliberations, and that all of the foregoing is recorded in the minutes. If such circumstances exist, the meeting of the Executive Committee is considered to be held at the location of the Chairman and where the Secretary of the meeting is, in order to be able to draft the minutes. Recording of the minutes of meetings of the Executive Committee is subject to the same provisions as provided for recording the resolutions of the Board of Directors indicated in
Article 18 of these bylaws. As provided in article 17, the Directors shall be notified of the resolutions of the Executive Committee during the first meeting of the Board of Directors following the meeting of the Executive Committee.

The Executive Committee shall be convened by the Chairman or the Managing Partner, or at the request of one of its members, by means of a notice containing the agenda for the meeting, sent by letter, fax, telex, or telegram at least five days prior to the date scheduled for the meeting, or one day in advance, in the event of emergency. When possible, the notice should be accompanied by the documentation regarding the agenda.

The Executive Committee is held and may deliberate when the quorum determined by the Board of Directors is present. The Secretary of the Board of Directors is also the Secretary of the Executive Committee. If she/he is absent, the Recording Secretary is appointed by the Committee, and need not be a member.

The Board of Directors may also appoint a President and an attorney-in-fact for non-litigious matters, and shall determine the duties and authorities thereof.

                ARTICLE 21 - LEGAL REPRESENTATION OF THE COMPANY

The Chairman or, if she/he is absent or unable to do so, the Vice Chairman, if any, shall be the legal representative of and shall sign on behalf of the Company; or, within the limits of the powers conferred to them, the Managing Director, or the other Directors to whom power has been delegated by the Board of Directors.

      ARTICLE 22 - COMPENSATION AND REIMBURSEMENT OF EXPENSES OF DIRECTORS

The members of the Board of Directors, in addition to being reimbursed for the expenses they incur in performing their duties, shall receive an annual fee as determined by the General Shareholders' Meeting.

Directors who are required to perform certain duties shall also receive specific fees for their duties, which shall be established in accordance with law.

                    ARTICLE 23 - BOARD OF STATUTORY AUDITORS

The Board of Statutory Auditors is to be composed of three permanent auditors and two alternate auditors appointed by the General Shareholders' Meeting, which shall also establish their compensation. The duties and responsibilities of the Statutory Auditors are subject to current law. They are entitled to be reimbursed for expenses they incur in performing their duties.

In order to allow minority interests to elect a permanent auditor and an alternate, the Board of Statutory Auditors is appointed based upon a list submitted by shareholders in which the candidates are listed progressively. The list consists of two sections: one for candidates for the position of permanent auditors, and the other for candidates for the position of alternate auditors.

Only those shareholders who, alone or together with others, own voting shares representing at least 3% of the voting capital in the General Shareholders' Meeting are entitled to submit lists. No shareholder, as well as shareholders belonging to the same group, may submit, personally or through a trustee, more than one list. Each candidate may appear on only one list, or shall otherwise be disqualified.

Candidates who act as statutory auditors in more than five listed companies may not be included in the lists (these limits do not include the parent company and the subsidiaries of the Company), or those who do not meet the ethical and professional requirements established in applicable legislation. Exiting statutory auditors may be reelected. The lists submitted must be deposited at the registered office of the company at least ten days prior to the date scheduled for the General Shareholders' Meeting as initially convened, which shall be indicated in the meeting notice.

Together with each list, within the term indicated above, statements are submitted by which each candidate accepts the nomination and attests, under his or her own responsibility, that there is no cause for ineligibility or disqualification, and to his/her compliance with the requirements of law and the bylaws prescribed for the position. Any lists which fail to observe the foregoing requirements shall be considered as not having been submitted.

1) The procedures indicated below are to be followed in electing the Statutory
Auditors: two permanent members and one alternate are to be selected from the list that received the greatest number of votes in the General Shareholders' Meeting, based upon the order of priority in which they are listed in the sections of the list.

2) The remaining permanent member and alternate are to be selected from the list that received the second greatest number of votes in the General Shareholders' Meeting, based upon the order of priority in which they are listed in the sections of the list.

The chairman of the Board of Statutory Auditors is the first candidate of the list that receives the greatest number of votes.

If the requirements of pertinent laws or the bylaws are not met, the statutory auditor is dismissed from the position.

In the event of replacement of a statutory auditor, the alternate auditor from the same list as the auditor being replaced shall be the substitute.

The foregoing requirements for appointing the Board of Statutory Auditors do not apply to the General Shareholders' Meetings, which, according to law, must appoint the permanent and/or alternate auditors and the chairman as necessary to compose the Board of Statutory Auditors following replacement or dismissal and for appointing auditors for any reason if they are not appointed in accordance with the previous paragraphs. In these cases, the General Shareholders' Meeting is to proceed according to the legal quorum established in Article 12 of the Bylaws.

Meetings of the Board of Statutory Auditors, should the Chairman ascertain that they are necessary, can be validly held by video conference or audio conference, on condition that all the participants can be identified by the Chairman and by all those in attendance, that they are allowed to follow the discussion and to intervene in real time in dealing with the arguments being discussed, that they are allowed to exchange documents relating to these matters and that note is made of all the above in the relevant minutes. When these premises are met, the meeting of the Board of Statutory Auditors shall be considered held in the place in which the Chairman is located.

                                    TITLE V
                                 BALANCE SHEET
       ARTICLE 24 - CLOSE OF THE FISCAL YEAR - DISTRIBUTION OF EARNINGS

The fiscal year closes on December 31 of each year.

>From the net profits reported in the balance sheet, five percent must be deducted and allocated to legal reserves, until said reserve amounts to one fifth of the capital stock.

The remainder is allocated to the dividend resolved by the General Shareholders' Meeting and/or for other purposes that the General Shareholders' Meeting considers more appropriate or necessary.

The Board of Directors may, during the course of the fiscal year, distribute partial dividends to shareholders, is subject to relevant legal provisions.

Dividends which are not redeemed within five years from the redemption date shall revert to the Company.

                                    TITLE VI
                                   WINDING UP
                            ARTICLE 25 - LIQUIDATORS

In the event of winding up of business of the Company, the General Shareholders' Meeting shall determine the method of liquidation and shall appoint one or more liquidators, and shall establish their powers and compensation in accordance with law.

                                   TITLE VII
                               GENERAL PROVISIONS
              ARTICLE 26 - ADDRESS OF RECORD OF SHAREHOLDERS VENUE

The address of shareholders for company purposes is understood to be, for all legal purposes, the address indicated in the Book of Shareholders.

In accordance with pertinent law, all correspondence between the shareholders and the Company shall be subject to the judicial authorities of the venue of the registered office of the Company.

                          ARTICLE 27 - PREVAILING LAW

For anything not provided in these Bylaws, the provisions of pertinent law shall apply.


---------------
* As set out under paragraph 2.2 of the Spin-Off Plan, the capital may vary, according to the subscriptions of shares in the Spun-off Company received up to the date of signing of the spin-off agreement and in connection with the capital increases under paragraph 1.1 a), b), c), and f) of the spin-off plan, between a minimum of EUR[93,825,465.36] up to a maximum of EUR96,052,653.88.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30th, 2003


                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)


                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer